FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                        No        X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                        No        X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                        No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

Item
1.	Financial Statements as of December 31, 2004 and 2003 together with Auditor’s Report

FINANCIAL STATEMENTS AS OF DECEMBER 31,

2004 AND 2003 TOGETHER WITH AUDITOR’S REPORT

BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	2004	2003
ASSETS

CASH AND DUE FROM BANKS
Cash	414,492	327,616
Due from banks and correspondents	1,208,591	1,062,212

	1,623,083	1,389,828

GOVERNMENT AND PRIVATE SECURITIES
Holdings in investment accounts (Exhibit A)	729,084	529,532
Holdings for trading or financial transactions (Exhibit A)	10,297	4,042
Unlisted Government Securities (Exhibit A)	492,272	1,065,769
Instruments issued by the BCRA (Exhibit A)	740,747	307,970
Investments in listed private securities (Exhibit A)	291	27
Less: Allowances (Exhibit J)	55,325	—

	1,917,366	1,907,340

LOANS
To government sector (Exhibits B, C and D)	6,084,704	4,283,141
To financial sector (Exhibits B, C and D)	60,732	24,917
To non financial private sector and residents abroad (Exhibits B, C and D)	2,290,968	1,946,381

Overdraft	271,841	153,612
Discounted instruments	251,332	199,700
Real estate mortgage	400,585	415,591
Collateral Loans	6,967	3,502
Consumer	137,396	81,907
Credit cards	354,451	184,114
Other	957,127	860,256
Interest and listed-price differences accrued and pending collection	23,787	47,997
Less: unallocated collections	111,594	—
Less: Interest documented together with main obligation	924	298
Less: Difference arising from purchase of portfolio	88	—
Less: Allowances (Exhibit J)	118,796	350,996

	8,317,520	5,903,443

OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS
Argentine Central Bank (BCRA)	325,593	277,454
Amounts receivable for spot and forward sales to be settled	380,778	80,972
Instruments to be received for spot and forward purchases to be settled	18,486	646,171
Unlisted corporate bonds (Exhibits B, C and D)	99,691	223,830
Other receivables not covered by debtor classification regulations	18,043	326,729
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	12,841	11,083
Interest accrued and pending collection not covered by debtor classification regulations	90,764	76,743
Interest accrued and pending collection covered by debtor classification regulations (Exhibits B, C and D)	2,121	150
Less: Allowances (Exhibit J)	12,757	104,658

	935,560	1,538,474

ASSETS SUBJECT TO FINANCIAL LEASING
Assets subject to financial leasing (Exhibits B, C and D)	57,413	16,408
Less: Allowances (Exhibit J)	1,162	546

	56,251	15,862

INVESTMENTS IN OTHER COMPANIES
In financial institutions (Exhibit E)	46,955	1,481,762
Other (Note 6) (Exhibit E)	270,662	232,817
Less: Allowances (Exhibit J)	11,711	15,778

	305,906	1,698,801

OTHER RECEIVABLES
Receivables from sale of property assets (Exhibits B, C and D)	2,999	3,453
Other (Note 6)	214,702	300,883
Interest accrued and pending collection on receivables from sale of property assets (Exhibits B, C, and D)	56	71
Other interest accrued and pending collection	2	—
Less: Allowances (Exhibit J)	153,423	238,326

	64,336	66,081

PREMISES AND EQUIPMENT (Exhibit F)	351,014	375,701

OTHER ASSETS (Exhibit F)	95,277	119,243

INTANGIBLE ASSETS (Exhibit G)
Goodwill	32,088	38,718
Organization and development expenses	769,119	854,468

	801,207	893,186

SUSPENSE ITEMS	1,210	1,179

TOTAL ASSETS	14,468,757	13,909,138

(Contd.)

BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	2004	2003
LIABILITIES

DEPOSITS (Exhibits H and I)
Government sector	198,593	83,692
Financial sector	22,879	76,220
Non financial private sector and residents abroad	8,973,015	7,481,804

Checking accounts	1,655,905	1,232,509
Savings deposits	2,369,164	1,829,298
Time deposits	4,167,741	3,196,725
Investments accounts	159,193	51,147
Other	383,432	803,682
Interest and listed-price differences accrued payable	237,580	368,443

	9,194,487	7,641,716

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
BCRA (Exhibit I)	1,764,058	2,192,644

Other	1,764,058	2,192,644

Banks and International Institutions (Exhibit I)	251,005	648,690
Non-subordinated corporate bonds (Exhibit I)	321,181	356,371
Amounts payable for spot and forward purchases to be settled	16,159	396,594
Instruments to be delivered for spot and forward sales to be settled	423,051	81,270
Financing received from Argentine financial institutions (Exhibit I)	2,900	18,159
Other (Exhibit I)	338,785	346,071
Interest and listed-price differences accrued payable (Exhibit I)	122,049	2,332

	3,239,188	4,042,131

OTHER LIABILITIES
Other (Note 6)	89,729	124,721

	89,729	124,721

ALLOWANCES (Exhibit J)	232,808	467,387

SUBORDINATED CORPORATE BONDS (Exhibit I)	60,307	68,077

SUSPENSE ITEMS	33,786	26,394

TOTAL LIABILITIES	12,850,305	12,370,426

STOCKHOLDERS’ EQUITY (as for the related statements of changes in stockholders’ equity)	1,618,452	1,538,712

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	14,468,757	13,909,138

MEMORANDUM ACCOUNTS

	2004	2003
DEBIT ACCOUNTS

Contingent
– Guarantees received	5,218,789	4,861,193
– Contra contingent debit accounts	2,990,328	3,698,721

	8,209,117	8,559,914

Control
– Receivables classified as irrecoverable	436,965	612,685
– Other (Note 6)	29,050,239	26,913,952
– Contra control debit accounts	207,304	305,184

	29,694,508	27,831,821

Derivatives
– Contra debit derivatives accounts	19,361	—
– “Notional” amount of non-deliverable forward transactions	28,173	—

	47,534	—

For trustee activities
– Funds received in trust	10,758	30,341

	10,758	30,341

TOTAL	37,961,917	36,422,076

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	272,854	170,021
– Guarantees provided to the BCRA	2,387,972	3,113,702
– Other guarantees given covered by debtor classification regulations (Exhibits B, C and D)	219,798	282,408
– Other covered by debtor classification regulations (Exhibits B, C and D)	109,704	132,590
– Contra contingent credit accounts	5,218,789	4,861,193

	8,209,117	8,559,914

Control
– Items to be credited	173,837	124,059
– Other	33,467	181,125
– Contra control credit accounts	29,487,204	27,526,637

	29,694,508	27,831,821

Derivatives
– “Notional” amount of non-deliverable forward transactions	19,361	—
– Contra debit derivatives accounts	28,173	—

	47,534	—

For trustee activities
– Contra credit accounts for trustee activities	10,758	30,341

	10,758	30,341

TOTAL	37,961,917	36,422,076

    The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF INCOME FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos -

	2004	2003
FINANCIAL INCOME

Interest on cash and due from banks	12,623	9,273
Interest on loans to the financial sector	1,546	802
Interest on overdraft	25,223	28,725
Interest on discounted instruments	10,867	11,541
Interest on real estate mortgage loans	44,857	47,971
Interest on pledged loans	357	599
Interest on credit card loans	15,456	30,300
Interest on other loans	81,749	111,376
Interest on other receivables from financial transactions	6,920	7,181
Income from guaranteed loans-Decree 1387/01	204,089	582,862
Net income from government and private securities	49,988	78,086
Indexation by benchmark stabilization coefficient (CER)	375,885	220,899
Indexation by salary variation coefficient (CVS)	37,740	44,667
Other	82,681	2,797

	949,981	1,177,079

FINANCIAL EXPENSE

Interest on checking accounts	20,638	16,361
Interest on savings deposits	3,677	4,324
Interest on time deposits	110,893	413,188
Interest on financing to the financial sector	1,241	478
Interest on other liabilities from financial transactions	21,810	54,545
Other interest	91,475	134,560
Indexation by benchmark stabilization coefficient (CER)	166,712	90,705
Other	44,783	496,452

	461,229	1,210,613

GROSS INTERMEDIATION MARGIN – GAIN / (LOSS)	488,752	(33,534)

ALLOWANCES FOR LOAN LOSSES	49,464	73,203

SERVICE CHARGE INCOME

Related to lending transactions	67,089	55,111
Related to liability transactions	157,361	128,477
Other commissions	31,007	21,677
Other (Note 6)	70,012	52,698

	325,469	257,963

SERVICE CHARGE EXPENSE

Commissions	32,816	33,598
Other (Note 6)	14,452	8,010

	47,268	41,608

(Contd.)

STATEMENTS OF INCOME FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	2004	2003
MONETARY GAIN ON FINANCIAL INTERMEDIATION	—	4,528

ADMINISTRATIVE EXPENSES

Payroll expenses	239,070	232,249
Fees to Bank Directors and Statutory Auditors	228	352
Other professional fees	21,462	18,640
Advertising and publicity	24,689	17,184
Taxes	14,453	16,062
Other operating expenses (Note 6)	143,013	193,078
Other	31,867	30,094

	474,782	507,659

MONETARY LOSS ON OPERATING EXPENSES	—	(2,784)

NET GAIN / (LOSS) FROM FINANCIAL TRANSACTIONS	242,707	(396,297)

OTHER INCOME

Income from long-term investments	47,084	177,023
Punitive interests	297	1,010
Loans recovered and reversals of allowances	311,792	819,855
Other	12,777	11,512

	371,950	1,009,400

OTHER EXPENSE

Punitive interests and charges paid to BCRA	108	1,129
Charge for uncollectibility of other receivables and other allowances	347,687	573,217
Amortization of difference arising from judicial resolutions	203,428	132,398
Other	53,609	46,067

	604,832	752,811

MONETARY LOSS ON OTHER OPERATIONS	—	(151)

NET GAIN / (LOSS) BEFORE INCOME TAX AND TAX ON MINIMUM PRESUME INCOME	9,825	(139,859)

INCOME TAX AND TAX ON MINIMUM PRESUME INCOME	94,497	204,622

NET LOSS FOR THE FISCAL YEAR	(84,672)	(344,481)

The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos –

		2004								2003
			Noncapitalized contributions		Retained earnings
Movements		Capital Stock	Premiums on the issuance of shares	Adjustments to stockholders’ equity (1)	Legal	Other (2)	Unrealized valuation difference (3)	Unappropriated earnings	Total	Total
1.	Balance at beginning of fiscal year	368,128	934,211	769,904	428,698	1,802	430,282	(1,182,628)	1,750,397	2,026,123
2.	Adjustment to earnings of prior years (Notes 1.6 and 5.2.)	—	—	—	—	—	—	(211,685)	(211,685)	(142,930)

3.	Subtotal	368,128	934,211	769,904	428,698	1,802	430,282	(1,394,313)	1,538,712	1,883,193

4.	Decisions of Stockholder’s Meeting of April 22, 2004:
	- Capital increase for the subscription of shares (see Note 2.2.)	103,233	261,179	—	—	—	—	—	364,412	—
5.	Absorption approved by BCRA Resolution N° 52/04 (Note 2.3)	—	—	—	—	—	(200,000)	—	(200,000)	—
6.	Net loss for the fiscal year	—	—	—	—	—	—	(84,672)	(84,672)	(344,481)

7.	Balance at the end of the fiscal year	471,361	1,195,390	769,904	428,698	1,802	230,282	(1,478,985)	1,618,452	1,538,712

BALANCE AT THE END OF THE FISCAL YEAR
(1)	Adjustments to stockholders´ equity include:
	a) Adjustment to equity fund appraisal revaluation	41,285
	b) Adjustment to Capital Stock	312,979
	c) Adjustment to Capital Stock (Premiums on the issuance of shares)	415,640

		769,904

(2)	Retained earnings – Other includes:
	Mandatory reserve recorded for granting loans to personnel	1,802

(3)	Including 6,059 related to the participation on the Unrealized valuation difference booked by Rombo Cía.Financiera S.A.

The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF CASH FLOWS FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	2004	2003
CHANGES IN CASH

Cash and due from banks at beginning of the fiscal year	1,389,828	934,466
Increase in cash and due from banks	233,255	455,362

Cash and due from banks at end of the fiscal year	1,623,083	1,389,828

REASONS FOR CHANGES IN CASH

Financial income collected	588,000	931,307
Service charge income collected	325,115	258,358

Less:
Financial expenses paid	466,926	1,484,524
Services charge expenses paid	47,268	41,637
Operating expenses paid	378,488	424,041

FUNDS PROVIDED BY / (USED IN) ORDINARY OPERATIONS	20,433	(760,537)

OTHER SOURCES OF FUNDS

Net increase in deposits (*)	1,682,401	1,454,059
Net increase in other liabilities (*)	—	145,006
Net decrease in loans (**)	—	139,853
Net decrease in other receivables from financial transactions (**)	248,865	93,873
Cash capital contribution (*)	133,809	—
Other sources of funds (**)	94,989	274,096

TOTAL OF SOURCES OF FUNDS	2,160,064	2,106,887

USE OF FUNDS

Net increase in government and private securities (**)	284,203	119,584
Net increase in loans (**)	656,707	—
Net increase in other assets (**)	181,857	533,449
Net decrease in other liabilities from financial transactions (*)	235,534	206,480
Net decrease in other liabilities (*)	557,067	—
Other uses of funds (*)	31,874	24,117

TOTAL USES OF FUNDS	1,947,242	883,630

MONETARY (LOSS) GENERATED ON CASH AND DUE FROM BANKS	—	(7,358)

INCREASE IN FUNDS	233,255	455,362

(*) Variations originated in financing activities.	991,735	1,368,468
(**) Variations originated in investment activities.	(778,913)	(145,211)

The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

(Stated in thousands of pesos)

1	ARGENTINE ECONOMIC CONTEXT AND ITS IMPACT ON THE BANK’S ECONOMIC AND FINANCIAL POSITION

A favorable evolution in the Argentine economy has been recorded during year 2003, which discontinued the economic recession that lasted over four years. In this respect, the following indicators are worth mentioning: i) an increase in the Treasury primary surplus and the consummation of a short-term agreement with the International Monetary Fund, exceeding the fiscal goals established by that bank; ii) a decrease and stabilization in the foreign exchange parity as a result of substantial commercial surplus; iii) an increase of approximately 7,6% in the Gross Domestic Product during year 2004; iv) stabilization of wholesale and retail inflation rates; v) a more steady financial context with an increase in the financial system deposits; and vi) a marked increase in the quotation of Government securities.

On January 14, 2005, the restructuring process started for a substantial part of Argentina’s sovereign debt, in default ever since late 2001 (for an approximate amount of US$ 80 billion). The process included a significant reduction in the principal owed as well as reduction in interest rates and extension of payment terms. For this purpose, the National Government offered three types of bonds in exchange for the defaulted securities, whose characteristics were established pursuant to Decree No. 1753/04. Additionally, the Government has announced that it is not planning to make payments on debt not submitted to the restructuring process. The proposal presented contemplates the issuance of bonds with significant waiting periods both for the amortization of principal and interest. This will allow the Government to schedule maturities stepwise and to have financial breathing space, as it will thus be able to adequately honor payments of the debt recently restructured and to continue to honor the payments already committed in the framework of the debt restructured during 2002 (primarily the Secured Loans issued by the National Government) as it has been doing so far. The swap period came to an end on February 25, 2005. The level of acceptance received by the exchange offer was significant. On March 3, 2005, the National Government announced the outcome of the exchange, the degree of acceptance of which amounted to 76%. And this implies that the Argentine Republic has left the default behind. As of the date of issuance of these financial statements, the securities to swap for the defaulted bonds are being issued and they are scheduled for delivery on April 1, 2005, in accordance with the prospectus prepared by the National Government.

The following are the measures implemented by the Argentine Government as from the economic crisis sustained in late 2001 and still in effect as of the date of filing of these financial statements, that adversely affected the financial and economic situation of the Bank, as well as the actions implemented by the Bank to mitigate such effects.

1.1	Conversion of receivables and liabilities into Argentine pesos (pesification). Compensation to Financial Institutions.

In accordance with the regulations of Law N° 25.561 and the Decrees N° 214/02, N° 494/02, N° 905/2002 and N° 2167/2002, the Federal Government established the compensation mechanism for financial institutions because of the negative patrimonial effects generated by the conversion into pesos at different exchange rates of loans and private debts in foreign currency, as well as the negative foreign currency net position after the conversion into pesos. Later, the BCRA established the compensation procedure through Communications “A” 3650 and “A” 3716 and complementary regulations.

Subsequently, the Federal Government and the BCRA issued a number of modifying rules (Decrees N° 2167/02 and N° 53/03, and Communications “A” 3825 and “B” 7564, among others) which originated modifications in the amounts to be received in compensation.

The Bank has submitted to the BCRA three informative requirements regarding the amount to be compensated according to the Federal Executive Decree 905/02 dated August 5, September 12 and December 23, 2002, respectively. The final amount to be compensated, which originates from the last presentation made by BF on December 23, 2002, amounts to 797,300. BBVA Banco Francés S.A. (“BF”) applied this amount to the subscription of BODEN 2012 for a nominal value of thousands of USD 569,500 (at the exchange rate of 1.4 Argentine pesos to each US dollar). In addition, so as to cover the remaining negative foreign currency position after the pesification, the Bank maintains a debt with the BCRA in order to subscribe the abovementioned bonds up to the concurrence of negative foreign currency net position for thousands of U$S 37.039. On September 11, 2002, the BCRA credited BODEN 2012 for a nominal value of thousands of USD 421,890, and on October 29, 2002 for a nominal value of thousands of USD 88,894 (net of collateral security margin of about 15%), in accordance with a previous compensation estimate. During March 2003, the BCRA unblocked bonds for a face value of thousands of USD 386,000. Then the Bank made the contribution to the subsidiary Banco Francés (Cayman) Ltd. Subsequently, in June 2004 there was a release of bonds for USD 77,993,900 face value, which were used in the swap of assets referred to in note 1.8. Up to date, the Bank holds Bonds for USD 46,790,200 face value, blocked until completion of the compensation process, of which US$ 25,188 face value have been recorded under Government Securities for 78,384.

The Bank received several notes from the BCRA in which it observed certain items and recording criteria that gave rise to the compensation being requested. BF answered those letters expressing that it had made a reasonable interpretation of current regulations and requesting the BCRA to review the criteria observed.

Subsequently, Resolutions 24/04 and 179/04 issued by the Superintendent of Financial and Exchange Institutions, partially accepted the defense presented by the Bank. BF filed two Hierarchical Remedy with the Superintendence of Financial and Exchange Institutions, requesting the revocation of the abovementioned resolutions in respect of rejected items.

Through several letters sent to the BCRA, the last one dated October 18, 2004, the Bank has requested the release of BODEN 2012 corresponding to the compensation which is not objected by the above authorities. Additionally, it has filed the informative requirement required by BCRA Communication “A” 4165, informing of the acceptance of certain adjustments determined by the BCRA to the compensation amount, and rejecting other adjustments, as described below:

	Compensation	Argentine Government Bonds 2012
Original amount reported	797,300	USD 606,539 thousand
Amount with accepted adjustments by the Bank	784,425	USD 581,612 thousand
Amount with rejected adjustments	659,179	USD 489,182 thousand

The total effect of the above differences on the compensation amounts to 280,423. It should be noted that as of December 31, 2004 the Bank has charged off assets subject to objections that were not recognized in connection with the BCRA’s request. This does not imply a waiver of the actions mentioned above.

1.2	Government Securities and Loans to the Non Financial Public Sector

On November 1, 2001, through Decree N° 1387/01, the Federal Executive instructed the Economy Minister to offer, in voluntary conditions, the exchange of the federal and provincial debt by secured loans in charge of the National State or the Provincial Development Trust Fund, trying to obtain a reduction in the bond interests that will be converted, as well as the extension on the amortization terms.

The Decrees 1387/01 and 1646/01 established the basic characteristic of the secured loans (converted to the nominal value plus the interest accrued of the exchange obligation –at one to one rate- etc.). Considering these Decrees of the Federal Government, the Bank and its subsidiaries swapped part of their federal and provincial government securities and/or loans of the National Public Sector in force as of November 6, 2001, for a nominal value of thousand of U$S 3.291.795, receiving Secured loans for an amount of thousands of U$S 3.360.403 as compensation.

Additionally, the Decree N° 471/02 ordered, among other things, the conversion into pesos of the obligations of the Federal, Provincial and Municipal Sector in foreign exchange rate, which applicable law is only for Argentina, to the exchange rate of $1,40 for each US dollar or its equivalent in other currency, and its adjustment by the C.E.R., and the type of interest applicable to each type of Government security or secured loans, regarding its average life and original currency issuance.

Subsequently, the Federal Executive through Decree N° 644/02, established the steps to follow for the acceptance of the new conditions by the institutions, in order to receive the capital payments and/or interest corresponding to the Secured loans. In that sense, on May 22, 2002 the Bank accepted the modifications made to the conditions of the Secured loans previously mentioned.

On August 27, 2002, through Decree N° 1579/02, the Federal Executive communicated to the Provincial Development Trust Fund in order to assume the provincial debts as Government Securities, Bonds, Treasury Bonds or Loans that will be voluntarily converted into Secured loans.

On November 19, 2002 the Economy Ministry issued Resolution N° 624/02, through which is established the provincial public debt eligible for the exchange operations for bonds. Through Resolutions N° 742/2002 and 135/2003, the Economy Ministry communicated the acceptance of determinate exchange offers made by the financial institutions.

During the second quarter of 2003, the Bank has exchanged the provincial Government securities and secured loans to the Provincial Public Sector for a face value of US$ 47.892 and U$S 480.970, respectively, for Secured Bonds (maturity date 2018).

As mentioned in note 1, during the months of September 2003 and June 2004, the National Government has presented a general proposal for the restructuring of the public debt issued previously to December 31, 2001.

As of December 31, 2004 and 2003 the Bank carried the following receivables from the government sector:

a) Government securities and Credit assistance to the public sector:

	12.31.04		12.31.03
	BBVA Banco Francés	Consolidated Position	Consolidated Position
Secured Bond 2018	451,121	451,121	979,507
CCF (Tax credit certificate)	41,151	41,151	86,225
Federal Government secured loans – Decree No. 1387/01 (net of discounts) (*)	5,338,474	5,798,218	5,424,855
Other loans to the Non Financial Public Sector	3,300	3,300	73,575

Total	5,834,046	6,293,790	6,564,162

Allowances	—	(7,068)	(47,608)

(*)	With acceptance of the terms provided for in Decree No. 644/2002

b) Government securities in portfolio and affected to liability repurchase agreements, in restructuring process:

	12.31.04		12.31.03
	BBVA Banco Francés	Consolidated position	Consolidated position
Argentine Republic External Bills (**)	594,593	594,593	645,593
Provincial Development Trust Fund Corporate Bonds (*)	742,930	742,930	766,381
Federal Government secured loans – Decree No. 1387/01 (net of discounts) (**) (***)	—	383,271	428,620
Treasury Bills (**)	56,107	58,169	64,379

Other	—	630	16,743

Total	1,393,630	1,779,593	1,921,716

Allowances	(55,325)	(128,986)	(55,809)

(*)	These financing facilities are in the final phase of the restructuring process conducted by the National Government. No substantially adverse effects on the Bank’s equity forecast in this respect.
(**)	As already mentioned in note 1, the Bank has participated in the debt exchange process by applying for the exchange of these holdings for Discount Bonds denominated in Pesos and in US Dollars.
(***)	Without acceptance of the terms provided for in Decree No. 644/2002.

1.3	Deposits and liabilities of the government and private sectors. Balances rescheduling. Swap for Government Bonds (Swap I and II)

As mentioned in the above paragraphs, the Federal Executive through Decree No. 1570/01 and Law No. 25,561 established severe restrictions on the withdrawal of funds from Financial Institutions. Subsequently, a number of rules were issued that established a schedule for maturity of deposits existing in the financial system. The BCRA issued a number of Communications that established the schedule for returning deposits on the basis of their currency and amount.

Furthermore, the Federal Executive issued various decrees establishing the general conditions and the procedure through which the holders of deposits denominated in pesos and foreign currency were able to exercise an option to receive National Government bonds in exchange for their deposits and to request early repayment of those deposits. The characteristics of the options are as follows:

a) Swap I

Decrees No. 494/02, No. 620/02 and 905/02 established the general conditions and the procedure through which the owners of deposits in Argentine pesos and in foreign currency may exercise the options to receive in accord and satisfaction of their deposits, Federal Government Bonds. The different options were established on the features of their deposits, and consisted in the reception of “Federal Government Bonds in US dollars LIBOR 2012”, “Federal Government Bonds in US dollars LIBOR 2005” and “Federal Government Bonds in Argentine pesos at 2% 2007”. That option matured in July 2002.

The Bank has received options from its depositors for 831,486, and has exchanged the following instruments for the subscription of the abovementioned bonds to be delivered to depositors:

-	Argentine Federal Government 9% Bonds for a technical value (without the CER) for 318,640.

-	Federal Government secured loans for an average booking amount of 304,702.

-	For the difference (208,144), on April 26, 2004, the Bank swapped Secured Bonds, taken at their technical value.

b) Swap II

By Decrees No. 1836/02 and 2167/02, the Federal Government established the basis for the Swap II of deposits from the Financial System, by which the holders of such deposits were able to opt. These options consisted in receiving “Federal Government Bonds in US dollar 2013” or “Fixed-term Bills in pesos” issued by each bank, jointly with an option issued by the Federal Government to switch them into the original currency. That option matured in July 2002.

The Bank has received options from its depositors for 205,999 (principal) and, on August 17 2004, there were exchanged Secured Bonds (maturity date 2018) taken to a technical value, for the subscription of the bonds mentioned in the preceding paragraph to be delivered to the depositors.

c) Early repayment of rescheduled deposits

Decree No. 739/2003 of the Federal Executive dated March 28, 2003 and Communication “A” 3919 of the BCRA authorized holders of rescheduled deposits (CEDROS) not having exercised swap option II in connection with financial system deposits to request total or partial early repayment of deposits or certificates through the granting to the depositor of the value in pesos of the CEDROS plus a National Government Bond equivalent to the difference between the technical value of the CEDROS and the quotation of the dollar on the free exchange market at the date of applying for repayment. The term for exercise of early repayment options expired on May 23, 2003.

1.4	Legal actions – Constitutional protection actions

The measures adopted by the Federal Executive with respect to the political, economic, financial and foreign exchange emergency triggered a number of legal actions to be filed by individuals and companies, in the form of constitutional protection actions (judicial injunctions resulting in the immediate release of frozen deposits), against the Federal Government, the BCRA and Financial Institutions as the petitioners consider that the Law on Public Emergency and its supplementary provisions are unconstitutional. Based, mainly in the “Kiper against Federal Government and Others” case, dictated by the Supreme Court, the courts massively started to dictate through constitutional protection actions, the partial reimbursement of bank deposits in US dollars or Argentine pesos at the “floating” exchange rate.

On March 11, 2002, the Argentine Association of Government-owned and Private Banks and the Argentine Bank Association filed a “per saltum” appeal with the Argentine Supreme Court under section 195 bis of the Argentine Code of Civil and Commercial Procedure (according to the modification introduced by Law No. 25,561). The appeal was filed for the benefit of government-owned and private banks that are members of such associations and was based on the Argentine institutional and systematic crisis and on the need to comply with effective regulations to achieve an ordered and gradual solution for the restrictions affecting the financial system and guaranteeing a plurality of interest. Such appeal seek communication to all federal courts of cases in which precautionary measures have been enforced or are about to be enforced since the effective date of Decree No. 1570/01 until March 11, 2002, against banks that are members of such associations.

On April 26, 2002, Law No. 25,587 was published in the Official Gazette of the Argentine Republic. This law establishes limitations to those precautionary measures that judges may adopt regarding the deposits affected by the provisions of Law No. 25,561 as supplemented. With some exceptions, the law establishes that: a) the precautionary measures cannot consist in giving the petitioner the deposited funds, and b) those appeals which interfere against them have a suspension effect, that is to say, that they must not be executed until they have been given the final court decision.

On July 24, 2002, the Federal Executive issued Decree No. 1316/02 establishing the temporary suspension for 120 business days of compliance with and enforcement of precautionary measures and final judgments issued in the legal actions referred to in section 1 of Law No. 25,587. Court orders must be recorded in financial institutions in chronological order and informing that measure to the court and the BCRA. Suspended resolutions will be complied with after expiration of the term in their chronological order and within 30 business days. In the case of exceptions to the above rules, the measure will be presented to the BCRA that will comply with the court orders on behalf and account of the Bank.

On March 5 2003, the Supreme Court ruled on the action for the protection of constitutional rights brought against the Federal Government by the Province of San Luis, declaring Decree 1570/2001 and sections 2 and 12 of Decree 214/2002 to be unconstitutional, ordering the return of the amounts deposited in either US dollars or the equivalent in pesos at the free market rate of exchange. In its decision, the Supreme Court indicated that in enforcing the ruling account should be taken of the modalities, restrictions and temporary limitations which, without affecting the substance of the right being recognized, would enable the enforcement of the ruling to be made compatible with the general interest, in the context of the grave crisis in which it would be taking place, combining the power to set a reasonable term for compliance and the need to settle the credit while avoiding unnecessary loss and considering the number of creditors in a similar position vis-à-vis financial institutions.

On February 3, 2004, the Argentine Banks Association (ABA) that gathered the National Banks with foreign capitals, as the remaining financial Institutions, has sent to Mr. Economy Minister a compensation application form for the exchange difference that originates the fulfillment of the legal orders related to the action for the protection of constitutional rights filed by the regular depositors of the US dollars deposits, previously to the modification of the convertibility regime. The Institution has granted its conformity to such presentation. At this date Mr. Minister has not issued on the subject.

On July 13, 2004, the Supreme Court rendered its judgment in the case “Cabrera, Gerónimo Rafael v. Argentine Executive Branch on action for the protection of constitutional rights (amparo)”, in which it rejected the claim of a depositor on the grounds that the latter had exercised his rights within the framework of the emergency laws, and collected a portion of his deposit in pesos, without reserving the right to claim the difference in U.S. dollars at the exchange rate prevailing in the open market. Based on the above and on the individual’s own acts theory, the Supreme Court rejected the petitioner’s claim for the exchange difference. This is the second judgment rendered by the Supreme Court in relation to pesification where it considers the substance of the issue, the first one being the judgment rendered in the case between state entities, a Province (San Luis) and a state-owned Bank (Banco Nación). Additionally, in this judgment, one of the votes refers to the fact that the amparo is not the appropriate proceeding to be brought. Costs were assessed against the petitioner. As of the date of these financial statements, the first and second instance courts have applied this judgment in diverse ways.

On September 14 , 2004, the CSJN also pronounced in the case entitled “CAMPBELL, María Enriqueta Vda. De Tufiño y otro c/ P.E.N. - Banco de Salta S.A. Grupo Macro s/ AMPARO - Medida cautelar”, rejecting the claim of a depositor which was filed before the Court of original Jurisdiction and the Court of appeal, declaring the unconstitutionally of the emergency rule questioned regarding the pesification of the deposit funds in foreign currency. Subsequently to this appeal, the bank communicated to the Judge attending the cause with the corresponding documentation, that on April 2002 the plaintiffs have disposed all their deposits to a fixed term, being destined to the acquisition of two real estates and a vehicle, in the terms of the communication “A” 3481 of the BCRA, which preview this kind of operations. As a consequence, was deducted that the actors agreed and they were submitted to the emergency rule that allow in this way to return, the rescheduled deposits (within the framework of the emergency rule stated by the Federal Government) reason why – said the bank-, without prejudice of the appeal, the judgment, in its concept, resulted in an impossible fulfillment and abstract in their effects. Before such arguments and the silence maintain by the other parties regarding this matter, the Court considered that when the depositors dispose all of their funds in the Bank using one of the options granted to such purpose for the BCRA, that the action for the protection of constitutional rights will become abstract and for such reason, declared in officious the pronouncement of the Court over the extraordinary resources stated regarding the precedents mentioned and revoked the judgment appealed that sustain the action of the protection of constitutional rights (amparo), imposing the costs by his order of all the Courts due to the particular circumstances of the lawsuit.

The Supreme Court of Justice, on October 26, 2004, was pronounced in the case entitled “BUSTOS, ALBERTO ROQUE Y OTROS c/ P.E.N. Y OTROS s/ AMPARO”, revoking the sentence in which mentioned the action on the protection of constitutional rights (amparo), declaring that such action is not adequate for such claim and declares the constitutionality of the rule by which the argentine economy was pesificated due to the economic, financial and exchange emergency situation through which the country is going through, confirmed by Congress Law. The revocation of the sentence of the Original Jurisdiction do not state how the Judge of this jurisdiction will resolve the fulfillment of the Court and for such reason proceed to the refund of the amount already paid due to the legal demands ordered by a Grade Judge.

As of the date hereof, BBVA Banco Francés S.A. continued to be subject to precautionary measures or execution of judgments rendered by first or second instance courts as well as to decisions that adhered to the Supreme Court rulings as concerns the constitutionality of pesification, the own acts’ theory, etc. In the defense of its shareholders’ and clients’ interests, BBVA Banco Francés S.A. has articulated such judicial defenses as deemed by it to be conducive to the preservation of its equity.

Owing to the equity loss that the fulfillment of the precautionary measures ordered by different courts in constitutional protection actions imply for the financial system and, in particular, for BF, the Bank has let this loss be known to the Ministry Economy and the BCRA expressing a reservation of legal rights.

To date the authorities have not ruled on possible compensation for the financial system in relation to these matters.

Furthermore, by means of Communication “A” 3916 dated April 3, 2003 the BCRA resolved to allow the capitalization of the differences arising from compliance with court orders in cases challenging regulations in force in accordance with Law 25,561, Decree 214/02 and complementary regulations in relation to deposits within the financial system. This asset (calculated according to the difference in nominal terms between the deposit at the free market exchange rate at the moment of each payment compared to the book vale of 1.40 pesos per dollar plus CER to that date) is being amortized in 60 monthly installments as from April 2003.

As of December 31, 2004 and 2003, BF records 739.289 and 811.557, respectively, (after deducting the accumulated amortization for 335.827 and 132.398 as of December 31, 2004 and 2003, respectively) in the Intangible Assets item, Organization and Development expenses account.

The Bank, however, notifies that such amortization is solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

In the opinion of the Bank’s Board of Directors and its legal advisors there exists compensation or recovery probabilities for such equity loss. To the issuance date of the present financial statements, it is not possible to anticipate the final resolution of these matters.

1.5	Yield mismatching

As a result of the measures adopted since the beginning of 2002, the financial system became exposed to a structural mismatching of rates and terms, with net financial income in particular being subject to the behavior of retail inflation (basically CER) as regards the rate of interest, as well as to the evolution of the exchange rate in relation to the position in foreign currency. A significant portion of the risk assets in the financial system and those held by the Bank are restated according to the CER plus an annual interest rate, whereas most liabilities earn real interest rates.

This mismatching was the cause of one of the complaints by the financial system that the Federal Government responded to favorably, with a partial solution through the issue of Decree 739/03 and BCRA Communication “A” 3941 dated April 30, 2003, according to which financial liquidity assistance from the Central Bank started to accrue interest at the CER rate plus an annual rate of 3.5%.

The Board of Directors considers that as long as interest rates remain at current levels this situation will not generate additional negative impacts.

1.6	Portfolio variation coefficient

In accordance with that established by the current regulations, the Bank applied the CVS (Salary Variation Coefficient) for certain pesified loans.

The Argentine Congress has enacted a Law which contemplates compensation to financial institutions for the loss resulting from the application to certain bank loans of the CVS instead of the CER index. On January 23, 2004, the Argentine Executive, through Decree 117/2004, regulated the abovementioned law, defining the guidelines to be complied with by financial institutions to adhere to the compensation regime. Subsequently, the BCRA, through Communication “A” 4114 dated March 12, 2004, established the procedure for institutions to adhere to the compensation regime, and the Ministry of Economy and Production, through Resolution 302/04 dated May 3, 2004, clarified the calculation method applicable to the amount to be compensated.

Additionally, on May 6, 2004, the ABA, which groups all foreign-capital national banks, filed with the Ministry of Economy, with copy to the BCRA, a request for compensation of the difference between CER and CVS indexes applicable to credits under Law 25,713, Decree 762/02, since as of this date the provisions of Law 25,796, Decree 117/04 and Resolution No. 302/04 are still casting doubts in respect of their implementation and effective compensation. Such request was rejected by the Ministry of Economy on July 21, 2004.

On May 18, 2004 the Bank made a filing with the BCRA, also copied to the Ministry of Economy, signifying its adhesion to the compensation system relating to the above mentioned index differences, subject to the calculation deemed by the bank to be consistent with the spirit of the rules in force, which it also included in the referred filing. Such presentation was confirmed through a letter dated October 4, 2004.

Up to the prior year-end, the Bank had capitalized the nominal difference generated by the application of the CVS index instead of the CER index. On June 30, 2004, and in accordance with the provisions of BCRA Communication “A” 4114, and Resolution 302/04 of the Ministry of Economy and Production, the Bank wrote off the relevant asset and recorded an adjustment to earnings of prior years for 141,064 (loss). In the financial statements as of December 31, 2003, presented with comparative purposes, such adjustment affected the other receivables account (decrease) for 141.064, other income (decrease) for 105.792 and other expense (decrease) for 61.728. Such registration does not mean in any way to resign to the compensation.

1.7	BCRA advances and rediscounts

By means of Decree 739/2003 the National Executive established that financial institutions could participate in the procedure to be established by the BCRA for the repayment of existing advances and rediscounts that had been granted under the terms of Section 17 of Law No. 24.144 and its modifications. This repayment should observe the following financial conditions:

a)	Financial institutions should secure the assistance received by means of the handing over of Federal Government Secured loans issued under the terms of Decree No.1646 dated December 12, 2001, with a face value that shall not be less than 125% of the loan principal. Institutions not holding such loans in their assets may set up their guarantee with Secured National Government Bonds issued under the terms of Decree No.1579 dated August 27, 2002, or with bonds issued under the terms of Decrees 905/02, 1836/02 or 739/2003, with the established order of priority.

b)	Repayment shall be made in the same number of installments as those of the assets assigned in guarantee of the advances, in a maximum of seventy installments, which should be monthly, consecutive and each equivalent to the percentage established by regulations of the principal adjusted by the CER, the first to fall due in March 2004.

c)	Financial institutions must proceed to the accelerated settlement of the principal balance of the advances in the amount of the rate collected on the assets assigned in guarantee that exceeds 3.50% p.a. In addition, financial institutions should proceed to accelerate the settlement of the principal of advances for the amount of the amortization of principal they collect from the assets assigned in guarantee that exceeds the corresponding installment in each period.

d)	Financial institutions shall be able to settle principal due in advance in full or in part on any interest payment date.

e)	The CER rate plus interest will be due on restated balances as from the date of participation at the annual rate of 3.50%, payable monthly.

For the purpose of covering the decrease in deposits, the Bank obtained, during the period March through July 2002, advances from the BCRA, which as December 31, 2004 and 2003, amount to (principal, CER and interests) 1,855,115 and 1,848,332, respectively, and are included under “Other liabilities from financial transactions – BCRA Other”. In guarantee of such assistance, the Bank executed a first-degree collateral agreement whereby it encumbered in favor of the BCRA a portion of the Bank’s credit rights under the Guaranteed Loan Agreement executed on December 7, 2001, pursuant to Federal Executive Decree No. 1387/01 as supplemented and amended.

The Bank has adhered with the cancellation procedure of such advances through several presentations to the BCRA and Financial System Restructuring Unit (Unidad de Reestructuración del Sistema Financiero - “URSF”). Additionally, on June 24, 2004, the U.R.S.F. communicated the Bank the authorization to extend the amortization terms of the mentioned advances. According to that, the Bank will cancel the advances received from the BCRA in 89 monthly installments as from March 2004 and affected in guarantee of such advances national secured loans according to what disposed by the BCRA in the letter dated December 5, 2003.

1.8	The impact of the crisis - Regularization and Reorganization Plan

Due to the systemic crisis occurred at the end of 2001, the Bank’s Board of Directors decided to implement a plan to strengthen the Bank’s stockholders´ equity and liquidity. Similarly, the BCRA in exercise of its powers requested that the Bank formally submit the above-mentioned plan before that body. The plan was presented on May 31, 2002 with the aim of regularizing and restoring financial health in relation to complying with the technical regulation on minimum cash, which had been affected by the above-mentioned liquidity crisis triggered by the fall of deposits, court rulings on the actions brought by depositors, and by regulatory changes on prudential regulations.

As from July 2002, BF has regularized its liquidity position, fulfilling in this way with the technical regulations required, under this concept, by the BCRA.

By Resolution 354/2003 dated September 4, 2003, the BCRA requested the Bank’s reformulation of the regularization and reorganization plan to consider issues such as the adoption of measures to increase the Bank’s adjusted stockholders’ equity and conforming of technical ratios to those required by Communication “A” 3959 and complementary regulations related to Minimum Capital Requirements in force as from January 1, 2004. On October 21, 2003, the Bank filed a letter with the BCRA informing some of the alternatives it was analyzing to comply with the Minimum Capital Requirements established by that authority as well as other operating ratios related to the Bank’s adjusted stockholders’ equity measured individually. In line with the guidelines of the abovementioned letter, after its joint analysis with the technical divisions of the Bank and the BCRA, on January 21, 2004, the Bank filed a formal reformulation of the regularization and reorganization plan with the control authority, thus complying with the requirements established by the mentioned Resolution.

On March 18, 2004, the BCRA notified the issuance of Resolution No. 52/04 by the Superintendent of Financial and Exchange Institutions dated March 17, 2004, whereby:

✓	The reformulation of the regularization and reorganization plan presented by the Bank was deemed to have been fulfilled. Such plan included the following actions:

–	Sale of the subsidiary Banco Francés (Cayman) Limited, after swap of: a) Federal Government Secured loans in pesos held by Banco Francés (Cayman) Limited for private sector loans denominated in US dollars belonging to BBVA Banco Francés S.A. at market value; b) Financial loans granted to BBVA Banco Francés S.A. by BBVA S.A. and Banco Francés (Cayman) Limited in equal halves.

Banco Francés (Cayman) Limited sells Federal Government Secured loans to BBVA S.A. at market value for the latter to pay for the purchase of the participation to BBVA Banco Francés S.A. through the transfer of those loans.

–	Subsequent capitalization of BBVA Banco Francés S.A. by means of a loan amounting to US$ 77,701 thousand granted by BBVA S.A., and supplementary, the commitment to directly or indirectly subscribe and make payments in cash or in kind for up to an additional amount of US$ 40,000 thousand.

✓	In connection with the sale of the subsidiary Banco Francés (Cayman) Limited, the Bank is exempt from compliance with: a) point 2.1.3. of Communication “A” 3337 regarding receipt of funds from the sale of the private sector loan portfolio, and b) Point 8.3. of Minimum Capital requirements in relation to capital contributions due to the capitalization of liabilities for US$ 77,701 thousand.

✓	In connection with the sale of the abovementioned subsidiary, the Bank is authorized to: a) consider as holdings of Federal Government Secured loans incorporated to the process of swap and collection of the selling price for purposes of Communication “A” 3911 and complementary regulations as of February 28, 2003; and b) absorb up to $ 200,000 thousand of the net result generated by the operation against the “unrealized valuation difference” account.

✓	For a term of 90 days or until formalizing of the sale of the above subsidiary, whichever is first, BBVA Banco Francés S.A. is allowed to compute 75% of its Adjusted Shareholders’ Equity on a consolidated basis for purposes of stand-alone calculation of regulatory minimum capital ratios, lending technical ratios except to related clients and affiliates, net global position in foreign currency, custody of AFJP’s (pension fund administrators) securities, immobilized assets and risk concentration.

✓	Furthermore, the Resolution conditions the granting of the above facilities to the carrying out of the actions contemplated under the Regularization and Reorganization Plan, and filing with the BCRA of the pertinent authorizations from foreign control agencies within specified terms.

During March 2004, the Bank has carried out the swap of assets and sale of the subsidiary Banco Francés (Cayman) Limited. In addition, in June 2004 a number of private loans denominated in U.S. dollars have been repurchased through the delivery of Argentine Government Bonds BODEN 2012 in exchange for those loans at market rates, resulting from the compensation described in note 1.1 and released by the BCRA, with a negative result of 78,374, which was charged against allowances set up under liabilities, thus complying with the reversal requirement established by the BCRA in the abovementioned Resolution. Therefore, as from April 2004 the Bank has met the Minimum Capital requirements and other technical ratios established by the BCRA, even without giving effect to the capital increase made in November 2004. As of April 30, 2004, the Bank’s Minimum Capital position, measured on an individual basis, was as follows:

Capital Requirement	408,715
Computable Capital	1,288,065

Excess over Capital Requirement	879,350

In addition, the Shareholders’ Meeting dated April 22, 2004 ordered a capital increase (see note 2.2) that was fully subscribed and paid in during the month of November 2004.

As of December 31, 2004, the Bank’s Minimum Capital position, measured on an individual basis, was as follows:

Capital Requirement	424,792
Computable Capital	1,517,632

Excess over Capital Requirement	1,092,840

As from March 2004, the actions taken under the regularization and reorganization plan described in the preceding paragraphs allowed the Bank to meet the Minimum Capital requirements and other technical ratios established by the BCRA. As the Bank has carried out all actions committed under the regularization and reorganization plan, on November 23, 2004 it filed an application with the BCRA for it to regard the plan as having been fulfilled.

On February 25, 2005, the Superintendent of Financial and Exchange Institutions gave notice of Resolution No. 46/05 dated February 23, 2005, which regarded the regularization and reorganization plan presented by the Bank as duly fulfilled.

1.9	Future evolution of the economical situation and its effect on the Bank

In view of the favorable evolution of the economic variables mentioned in Note 1, as a result of the actions taken, the Bank’s performance has substantially improved, resulting in the upgrading of its fundamental variables.

In fiscal year 2004, the actions carried out have led to a significant increase in the Bank’s portfolio of loans to the private sector, while acceptance of deposits has also recorded an important growth.

These increases in volume, combined with an efficient price management policy, have enabled to significantly improve the Bank’s gross intermediation margin.

The improvement in service charge income related to the new strategy developed and new products launched, as well as the reduction in administrative expenses that resulted from the continued efforts placed on structures, processes and costs, have allowed improving again all efficiency and profitability ratios.

The credit policies applied over recent years have resulted in both the growth of the Bank’s loan portfolio and the improvement in its asset quality. Besides the substantial growth recorded during the year, there has been a reduction in the delinquency rate to 1.26% over total loans at year-end, which compares much favorably to prior years and the market itself. During the year 2004, coverage of allowances over delinquent loans has also recorded a significant growth, reaching a ratio of 114.3% at year-end.

Given the favorable performance experienced during the last year, the Bank’s Board of Directors is optimistic about the development of future operations, in particular if the National Government compensates for the significant mismatch resulting from enforcement of the Constitutional protection actions, and completes the process of compensation to financial institutions.

2	CORPORATE SITUATION AND BANK’S ACTIVITIES

2.1	Corporate situation

BBVA Banco Francés S.A. (BF) has its main place of business in Buenos Aires and operates a 227-branch network and 35 offices of its affiliate Credilogros Compañía Financiera S.A.

As from December, 1996, BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the bank, direct and indirectly, with 75.97% corporate stock as of December 31, 2004. BBVA provides technology and support in new products and has upheld BF in the Argentine financial system crisis.

Part of BF’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

2.2	Capital increase

At the Regular and Special Meetings held on April 22, 2004, the stockholders approved the Bank’s capital increase in the amount of up to 385,000 face value for the subscription of common, book-entry shares, entitled to one vote per share. At the referred meeting the stockholders delegated to the Board of Directors the powers to establish the remaining conditions, which in turn were sub-delegated to a body of Delegates appointed to such effect.

On June 11, 2004, the Bank filed with the Buenos Aires Stock Exchange and the National Securities Commission, an application for public offering of shares to be sold through subscription (chapter VI Rules of the National Securities Commission, General Resolution No. 368/01).

The public offering of 103.232.874 ordinary shares of $1,00 par value each, entitled to one vote per share and with equal rights than the remaining shares of the Bank, according to what was established by the Board of Directors´ Meeting held on June 10, 2004, and the Meeting of Sub-delegates appointed by the Board of Directors´ Meeting of October 5, 2004, was authorized by Resolution N. 14.917 of the National Securities Commission on October 4, 2004. The stock-market listing of the referred shares has been authorized by the Buenos Aires Stock Exchange on October 7, 2004. It was stated that the preferential subscription period began on October 18, 2004 and ended on November 17, 2004.

On November 2, 2004 Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”) has subscribed 65.326.744 New Shares. The integration of the amount of $230.603.406,32 corresponding to the New Shares is carried out by the capitalization of BBVA by means of a loan amounting to U$S 77.701.464,68 plus interests up to November 2, 2004 inclusive, for U$S 21.288,07.

On November 19, 2004 the subscription procedure came to an end. An aggregate of 103,232,874 new shares was issued for a paid-in amount of pesos 364,412,045.22, which resulted in an additional paid-in capital of pesos 261,179,171.12.

Changes in the Bank’s capital stock during the last 5 fiscal years are as follows:

Total (in thousands)
Capital Stock as of December 31, 1998:	186,631

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement	Amount (in thousands)	Total (in thousands)
04-27-1999	08-20-1999	(1)	23,000	209,631
08-07-2002	02-06-2003	(1)	158,497	368,128	(2)
04-22-2004	Pending	(1)	103,233	471,361	(2)

(1)	Through public subscription of shares.

(2)	The amount of Capital Stock is fully paid in and authorized for public offering by CNV.

2.3	Banco Francés (Cayman) Limited

On August 15, 2002, the Bank made a capital irrevocable contribution in kind (Federal Government Guaranteed Loans GL 08) with original face value of USD 185,043,841, which were pesificated under the Executive Orders mentioned in 1, representing a book value in pesos, as of that date, of 305,409. Such contribution was authorized by Resolution No. 360 of BCRA´s Board of Directors and by the Cayman Islands Monetary Authority on May 30, 2002, and February 19, 2003 respectively.

In addition, on March 24, 2003, the Bank made the contribution in kind of the Federal Government Libor 2012 bonds in US dollars received as compensation, as disclosed in 1.1. derived from the pesification effect of the Federal Government Guaranteed Loans portfolio held by such subsidiary. Though Board Resolution No. 645 of October 17, 2002, the BCRA authorized the Bank to make the contribution in kind in the mentioned subsidiary for an amount up to USD 386 million of BODEN 2012 (amount resulting of the guaranteed Loans holdings in that subsidiary as of December 31, 2001). The Monetary Authority of the Cayman Islands authorized the abovementioned capitalization through the resolution dated February 19, 2003.

On April 15, 2003, capitalization of the abovementioned contributions was carried out through the issuance of 223,223,124 shares of US$ 1 par value.

Within the framework of the regularization and reorganization plan filed by the Bank with the BCRA, and Resolution No. 52/04 of the Superintendence of Financial and Exchange Institutions, dated March 17, 2004, on March 18, 2004, the Bank sold to BBVA S.A. its 100% interest in Banco Francés (Cayman) Limited.

The sale price amounted to US$ 238,462,142, and it was collected through Federal Government secured loans previously purchased by BBVA S.A. from Banco Francés (Cayman) Limited. BF has recorded such secured loans in conformity with Communication “A” 3911 and supplementary regulations. The negative result of the transaction was recorded as follows:

-	200,000 of the negative result from the transaction was absorbed and charged to the account “Unrealized valuation difference” under stockholders´ equity, as authorized by Resolution No. 52/04 of the Superintendence of Financial and Exchange Institutions.

-	The remaining result, 10,978, was charged to income (loss) for the fiscal year ended December 31, 2004.

2.4	PSA Finance Argentina Compañía Financiera:

On October 31, 2003, subject to the approval of the B.C.R.A, BF acquired 50% of the shares of PSA Finance Argentina S.A. (PSA) from Credilogros Compañía Financiera S.A. for 11,900, and the latter settled the call received from BF for a total of 11,700 plus interest.

The corporate purpose of PSA is the granting of credits in the retail market for the acquisition of new and used cars offered through Peugeot Argentina S.A.’s official dealer network. The company started operations in March 2002.

2.5	Atuel Fideicomisos S.A. and Francés Administradora de Inversiones S.A.:

On February 3, 2004, the Bank made an irrevocable contribution of capital in its subsidiary Atuel Fideicomisos S.A. for 13,000. This amount was capitalized on that date.

Also, on February 4, 2004, the Bank acquired 5% of the capital stock of Francés Administradora de Inversiones S.A. from Banco Francés (Cayman) Limited amounting to 580, while the remaining 95% was acquired by Atuel Fideicomisos S.A.

2.6	Responsibility of shareholders

BBVA Banco Francés S.A. is a corporation established under the laws of the Argentine Republic, and the responsibility of its shareholders is limited to the value of the paid in shares, in accordance with Law No.19,550. As a result, in compliance with Law No.25,738, it is hereby informed that neither the foreign capital majority shareholders nor the local or foreign shareholders will respond, in excess of the mentioned paid-in shareholding, for the liabilities arising out of the transactions performed by the financial institution.

3	SIGNIFICANT ACCOUNTING POLICIES

3.1	Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by FACPCE Technical Resolution No. 6 (modified by Technical Resolution No.19), using adjustment rate derived from the internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

Accordingly to the above mentioned method, the accounting measurements were restated by the purchasing power changes through August 31, 1995. As from that date, based in the prevailing economic stability conditions and accordingly with CNV General Resolution No. 272 and BCRA Communication “A” 2365, the accounting measures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1°, 2002, considering the previous accounting measures restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the National Securities Commission (C.N.V.), in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003. Accordingly, BBVA Banco Francés S.A. applied the mentioned restatement until February 28, 2003.

3.2	Comparative information

As required by the regulations of the BCRA, the financial statements for the fiscal year ended on December 31, 2004 are presented in comparative form with those for the previous fiscal year.

Under Communication “A” 4249, the BCRA introduced changes to the rules on presentation and disclosure of financial statements of financial institutions, effective as from December 31, 2004. Therefore, the financial statements as of December 31, 2003 were reclassified, by application of those rules, for purposes of their comparison with the financial statements for the fiscal year closed on December 31, 2004.

Additionally, The financial statements, notes and exhibits for fiscal year ended December 31, 2003 have been modified due to adjustments to prior year’s results (see notes 1.6. and 5.2.).

3.3	Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of December 31, 2004 and 2003, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of each fiscal year. The exchange differences were charged to income (loss) for each fiscal year.

b)	Government and private securities:

Government securities:

•	Holdings in investment accounts:

-	Federal Government Compensation based on the asymmetrical switch into pesos: BCRA Communication “A” 3785, dated October 29, 2002, determined that the Federal Government Bonds (BODEN 2012) received for the compensation mentioned above could be booked at technical value, limiting dividend distribution in cash to income exceeding the difference between book value and the listing value of such bonds booked in the month in which the year is closed. Additionally, such Communication set forth that the cap derived from rising market price by 20% will not apply for the valuation of the bonds mentioned above for treating valuation differences.

As of December 31, 2004 and 2003, the Bank booked the compensation received, pursuant to the provisions of BCRA Communication “A” 3785 at face value as of such date, plus interest accrued pursuant to the conditions of their issuance, converted into Argentine pesos under the method described in note 3.3.a).

-	Remaining holding: as of December 31, 2003, as provided by Communication “A” 3278 by the BCRA, they were valued at acquisition cost, increased by compound interest formula due to the accrual generated on the internal rate of return and the time elapsed from the acquisition date.

The book value for each security is decreased in the amount of the positive difference resulting from the book value less 120% of the market value.

•	Argentine Republic External Bills in U.S. dollars “Survey + 4.95% 2001-2004”, Tax Credit Certificates, and Treasury Bills Series 90: at December 31, 2004, they were valued at the lower of book value as of December 31, 2003, or the value obtained after applying to face values at that date the percentage calculated under the present value method in respect of Secured Bonds 2018, in accordance with Communication “A” 4084 of the BCRA. The difference with technical values was recognized against the balancing account under Loans as established by Communication “A” 3911.

•	Holdings for trading or financial transactions: they were valued based on current listed prices for each security as of December 31, 2004 and 2003. Differences in listed prices were credited/charged to income for fiscal years then ended.

•	Unlisted government securities (except for Tax Credit Certificates): at December 31, 2004 and 2003 these bonds were valued at the lower of present or technical value (including adjustment and accrued interest), as established by Communication “A” 3911 as amended of the BCRA.

The present value was calculated by discounting the cash flows as per the relevant contracts at an annual rate of 3,50%, in accordance with the provisions of the abovementioned Communication for December, 2004.

As the present value determined was lower than the technical value (which agrees with the theoretical value), this difference was recognized against the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned communication, the theoretical value was calculated based on the book value at February 28, 2003 restated by the CER through the end of the fiscal year.

Investments in listed private securities:

•	Equity and debt instruments: they were valued based on current listed prices as of December 31, 2004 and 2003. Differences in listed prices were credited/charged to income for fiscal years then ended.

c) Government loans

Federal Government secured loans – Decree No. 1387/2001:

As of December 31, 2004 and 2003, these loans were valued at the lower of present or technical value, as established by Communication “A” 3911 of the BCRA.

The present value was calculated by discounting the cash flows as per the relevant contracts at an annual rate of 3,50%, in accordance with the provisions of the abovementioned Communication for December, 2004.

The technical value was calculated in accordance with the swap values established by the Ministry of Economy at November 6, 2001 plus interest accrued through the end of the fiscal year, converted into pesos at rate of $ 1.40 per dollar plus CER.

The net effect of differences between the value determined for each loan (the lower of present or technical value) and their theoretical value was charged to the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned communication, the theoretical value was calculated based on the book value at February 28, 2003, net of the balancing account derived from the swap set forth by Decree 1387/01 and restated by the CER through the end of the fiscal year. This balancing account was charged to income (loss) for the fiscal year ended December 31, 2003.

Provincial Governments loans and other Government loans

As of December 31, 2004 and 2003 these loans were valued at the lower of present or technical value (including adjustment and accrued interest), as established by Communication “A” 3911 of the BCRA.

The present value was calculated by discounting the estimated cash flows at an annual rate of 3,50%, in accordance with the provisions of the abovementioned Communication for December, 2004.

As the present value determined was lower than the technical value (which agrees with the theoretical value), this difference was recognized against the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned Communication, the theoretical value was calculated based on the book value at February 28, 2003 restated by the CER through the end of the fiscal year.

d) Interest accrual:

Interest has been accrued according to a compound interest formula in the fiscal years in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, rescheduled certificates of deposit subject to CER (“CEDROS”), guaranteed bonds (due 2018) and loans to the financial sector, on which interest has been accrued by the straight line method.

e) Benchmark stabilization coefficient (CER) and the Salary Variation Coefficient (CVS) accrual:

As of December 31, 2004 and 2003, receivables and payables have been adjusted to the CER as follows:

-	Guaranteed Loans had been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER effective 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

-	Loans to private sector and receivables from sale of assets (subject to conversion into pesos): they have been adjusted under Communication “A” 3507 of the BCRA and supplementary regulations, which resolved that the payments through September 30, 2002, were made under the original terms of each transaction and were booked as prepayments, where as from February 3, 2002, the principal was adjusted to the CER prevailing on December 31, 2004 and 2003, deducting the prepayments mentioned above as from the payment date, except those subject to the provisions of Decrees 762/02 and 1242/02, which excluded the application of that coefficient from some mortgage, pledge, personal and other lines of credit.

-	As of December 31, 2004 and 2003, Secured Bonds had been adjusted under Resolution 539/2002 of the Ministry of Economy, which resolved that the CER effective 5 (five) days prior to the maturity date of the related service will be considered for yield and repayments of the bonds.

-	Deposits and other assets and liabilities (subject to conversion into pesos): The CER prevailing on December 31, 2004 and 2003 was applied.

In November 2003, the Bank accrued the C.V.S. (Salary Variation Coefficient) accumulated through that date for accounting purposes and has applied this coefficient on balances until its repeal in May 2004.

f) Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, assets subject to financing leasing, receivables from sale of property assets and contingent commitments: this allowance has been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g) Instruments to be received and to be delivered for spot and forward transactions pending settlement:

-	In foreign currency: as of December 31, 2004 and 2003, they were valued according to the bench-mark exchange rate of the BCRA for each currency determined on the last business day of each fiscal year.

-	Holdings in investment accounts and for trading transactions: according to the method described in note 3.3.b.).

h) Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of December 31, 2004 and 2003.

i) Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not received as of December 31, 2004 and 2003.

j) Other receivables from financial transactions: Compensation to be received from the Federal Government:

As of December 31, 2003, the compensation to be received by the Bank has been booked as “Other receivables from financial transactions – Other receivables not covered by debtor classification regulations”, and was valued at the residual face value of the Federal Government Bonds in US dollars plus the interest accrued according to the conditions of issuance, converted into pesos according to the provisions of note 3.3.a.). Additionally, as of December 31, 2004 the abovementioned outstanding balance has been charged off as a result of allowances allocated as mentioned in note 1.1.

k) Assets subject to financing leasing:

As of December 31, 2004 and 2003, they have been valued at the current value of unaccrued installments calculated as per the conditions agreed upon in the respective contracts, applying the imputed interest rate thereto.

l) Investments in other companies:

-	Investments in controlled financial institutions, supplementary activities and authorized: they were valued based on the following methods:

•	Credilogros Compañía Financiera S.A., Francés Valores Sociedad de Bolsa S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., Consolidar Cía. de Seguros de Retiro S.A., PSA Finance Compañía Financiera S.A. and Atuel Fideicomisos S.A.: were valued by the equity method at the end of each fiscal year.

•	Banco Francés (Cayman) Ltd: at December 31, 2003, was valued by the equity method, converted into pesos according to the following methods:

The financial statements were adapted to the rules of the BCRA. Such financial statements, which were originally stated in foreign currency, were converted into Argentine pesos as described below:

-	Assets and liabilities were converted based on the criterion described in 3.3.a.).

-	The assigned capital and irrevocable contributions were calculated at the ARS amount remitted by the Bank.

-	Unappropriated earnings were determined by the difference between assets, liabilities and assigned capital, converted into pesos as indicated above.

-	Income (loss) for the fiscal year was determined by the difference between unappropriated earnings at beginning and fiscal year end, and was allocated to “Income (loss) from long-term investments”.

-	Investments in non controlled financial institutions, supplementary activities and authorized: they were valued according to the following methods:

•	Rombo Cía. Financiera S.A. and other companies (Visa Argentina S.A., Banelco S.A. and Interbanking S.A): were valued by the equity method at the end of each fiscal year.

•	Bladex S.A. (included in Other - Foreign): was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 3.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

-	Other non controlled affiliates: they were valued based on the following methods:

•	Consolidar A.R.T. S.A. and BBVA Consolidar Seguros S.A.: were valued by the equity method at the end of each fiscal year.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

As from the effectiveness date of Law No. 25,063, dividends in cash or in kind received by the Bank from investments in other companies in excess of accumulated taxable income of such companies at the time of distribution thereof shall be subject to a 35% income tax withholding, which shall be a single and final payment.

m) Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 3.1., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

n) Intangible assets:

They have been valued at acquisition cost restated as explained in note 3.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

o) Employee termination pay:

The Bank expenses employee termination pay disbursed.

p) Allowance for other contingencies:

Include the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

q) Stockholders’ equity accounts:

They are restated as explained in note 3.1, except for the “Capital Stock” and “Non capitalized contributions´ account which has been kept at original value. The adjustment resulting from its restatement is included in the “Adjustment to Stockholders´ Equity – Adjustment to Capital Stock” account.

r) Statement of Income Accounts:

-	As of December 31, 2003, accounts accruing monetary transactions (financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.) were restated by applying the adjustments coefficients to the historical amounts accrued on a monthly basis, up to February 28, 2003. As of December 31, 2004, these accounts were computed on the basis of their monthly accrual at historical rates.

-	Accounts reflecting the effect on income resulting from the sale, write-off, or usage of non-monetary assets were computed based on the value of such assets, as mentioned in note 3.1.

-	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 3.1.

-	As of December 31, 2003, the effect derived from inflation for maintaining monetary assets and liabilities up to February 28, 2003, has been recorded in three accounts: “Monetary income (loss) on financial intermediation”, “Monetary income (loss) on operating expenses” and “Monetary income (loss) on other operations”.

s) Result per share:

As of December 31, 2004 and 2003 the Bank calculates the net result per share on the basis of 385,333,911 and 368,128,432 ordinary shares, respectively, of $ 1 par value each. The net result for fiscal years ended on those dates is as follows:

	2004	2003
Net loss for the fiscal year	84,672	344,481
Net loss per share for the fiscal year	$0.22	$0.94

4	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES EFFECTIVE IN BUENOS AIRES CITY - ARGENTINA

By Resolution CD No. 87/03 the Professional Council in Economic Sciences of Buenos Aires City (C.P.C.E.C.A.B.A.) approved, with certain amendments, Technical Pronouncements Nos. 16, 17, 18, 19, 20 and 21 of the F.A.C.P.C.E. incorporating certain changes to the professional accounting valuation and disclosure standards, which are mandatory applicable as from years commenced on July 1, 2002 and interim periods corresponding to those years except for Technical Resolution No. 21, effective on April 1, 2003. Furthermore, by General Resolution No. 459/04, the National Securities Commission (C.N.V.) adopted, with certain amendments, those Technical Pronouncements based on the resolutions of the C.P.C.E.C.A.B.A., which will be mandatory applicable as from the years commenced on January 1, 2003, except for Technical Resolution No. 21, effective on April 1, 2004, with early application permitted.

The Bank has prepared these financial statements applying the regulations of the BCRA, which do not contemplate the some new valuation criteria incorporated to the professional accounting standards in effect in the Buenos Aires City.

The main differences between the regulations of the BCRA and the professional accounting standards in effect in the Buenos Aires City are detailed below.

I. Restatement of the financial statements to recognize the changes in the purchasing power of the currency

These financial statements recognize the effects of changes in the purchasing power of the currency through February 28, 2003 following the restatement method established by Technical Pronouncement No. 6 of the F.A.C.P.C.E. (amended by TP No. 19). In accordance with Decree No. 664/2003 of the National Executive Branch, Communication “A” 3921 of the BCRA and Resolution No. 441 of the C.N.V., application of that method was discontinued by the Bank and, therefore, it did not recognize the effects of changes in the purchasing power of the currency arising after March 1, 2003.

In addition, CD 190/2003 issued by the C.P.C.E.C.A.B.A. established the discontinuance of the restatement into homogenous currency as from October 1, 2003 on the understanding that the country shows a stable monetary context. The change in the Wholesale Prices Index between March 1, 2003 and September 30, 2003 was 2.14% (negative). Had the accounting information been restated in accordance with professional accounting standards, the effect on the net loss for each fiscal year and total stockholders’ equity would not have been significant considering the financial statements as a whole.

II. Valuation criteria

a) National Government Secured loans

As detailed in Note 1.2., during the year ended on December 31, 2001, as a consequence of the provisions of Decree No.1387/01, on November 6, 2001, the Bank and its subsidiaries exchanged national government securities, bonds, treasury bills and/or unsecured loans with the National Government for a face value of US$ 3,291,795 thousands for Secured loans. At December 31, 2004 and 2003, those loans are recorded under “Loans – to the Public Sector” amounting to 6,181,489 and 5,853,475 (consolidated amounts), respectively, in accordance with the criterion described in Note 3.3.c).

In accordance with Resolution CD No. 290/01 of the C.P.C.E.C.A.B.A., at December 31, 2004 and 2003, these assets should have been valued considering the respective quotation values of the swapped bonds at November 6, 2001, which as from that date are considered as transaction cost, plus interest accrued through the end of each period, converted into pesos at the rate of $ 1.40 per dollar plus CER. However, the recoverable values of these assets are not substantially different from their book values, and it should be additionally taken into account that a significant portion of such secured loans is allocated to the repayment of advances granted by the BCRA as described in note 1.7.

b) Government Securities and Other Credit Assistance to the Public Sector

As of December 31 2004 and 2003, the Bank and its subsidiaries keeps other assets with the Public Sector, valued in accordance with the criterion described in notes 3.3.b), 3.3.c), 3.3.g) and 3.3.j). In accordance with accounting standards currently in effect in the City of Buenos Aires, these assets are to be valued at current value.

The following is a detail of the book values of these assets as of December 31, 2004 and 2003 as well as their estimated current values for the holdings stated in the column as of December 31, 2004:

Item	12.31.04	12.31.03	Market value	Estimated current value
Secured Bond 2018	451,121	979,507	80%
Provincial Development Trust Fund Corporate Bonds	742,930	766,381		72%
Compensation received and pending receipt from the National Government (Boden 2012)	78,384	1,275,171	88%
Argentine Republic External Bills (1)	541,145	645,593		30%
Treasury Bills Series 90 (1)	54,230	62,608		34%

(1)	Presented to the public debt swap (Note 1 and 1.2.)

The net balance sheet effect resulting from considering the above mentioned current values would imply a decrease in shareholders’ equity in approximately 518,000 as of December 31, 2004.

c) Effects caused by court measures related to deposits (constitutional protection actions)

As mentioned in Note 1.4., at December 31, 2004 and 2003, the Bank recorded assets amounting to 739,289 and 811,557, respectively, under “Intangible Assets – Organization and Development Expenses” corresponding to differences resulting from compliance with the court measures generated by the repayment of deposits in the financial system within the framework of Law No. 25.561, Decree No. 214/02 and complementary regulations, as established by Communication “A” 3916 of the BCRA. In accordance with current professional accounting standards, those amounts should be recognized based on the best possible estimate of amounts receivable, considering the circumstances mentioned in that note.

d) Tax effects

As already indicated in note 5.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with current professional accounting standards, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the provisions set up by the Bank in this respect, for 118,000 and 185,497 as of December 31, 2004 and 2003, respectively, should be recovered.

Additionally, and as already indicated in note 5.2, the Bank has, at the request of the BCRA, written off the amounts capitalized as tax on minimum presume income. Given that the Bank estimates that it shall have taxable income against which these tax credits shall be offset, as of December 31, 2004 and 2003, the credit for tax on minimum presume income, for 93,634 and 66,634 should be capitalized in accordance with current professional accounting standards.

III. Disclosure aspects

Unrealized valuation difference

As it is mentioned on note 2.3., the Bank has absorbed 200.000 of the negative results appeared from the sale operation of the subsidiary of Banco Francés (Cayman) Limited and charged to the account “unrealized valuation difference” of the stock holders´ equity, according to what was authorized in the Resolution N° 52/04 of the Superintendent of Financial and Exchange Institutions.

According to the professional accounting standard in force of the Autonomus City of Buenos Aires, such amount should have been charged to income (loss) for the fiscal year finished on December 31, 2004, while the remaining balance of the mentioned account should be recorded into unappropiated earnings account of the stock holders´ equity.

5	TAX MATTERS

5.1.	Income tax

The Bank determined the charge for income tax applying the effective 35% rate to taxable income estimated for each fiscal year considering the effect of temporary differences between book and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years. As of December 31, 2004 and 2003, the Bank has estimated the existence of a net operating loss in the income tax.

On June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank’s Board of Directors, based on the opinion of its legal counsel, have responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank has set up a provision for the net balance between the deferred tax assets and liabilities.

As of December 31, 2004 and 2003, the Bank records under Other Receivables (in the Tax Advance account) a taxable deferred asset amounting 118,000 and 185,497, respectively. Such amounts are made up as follows:

	2004	2003
Deferred tax assets	530,852	404,263
Deferred tax liabilities	(412,852)	(218,766)

Net deferred assets	118,000	185,497
Allowance	(118,000)	(185,497)

5.2.	Tax on minimum presume income

Tax on minimum presume income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

Up to the prior year-end, the Bank recorded under Other Receivables - Tax Advance account, a credit for the TOMPI, as long as this tax exceeded income tax.

On March 8, 2004, the BCRA requested the reversal of the amounts recorded as assets for TOMPI for the years 2001/2002 with charge to income or prior years adjustments, as appropriate, based on a regulatory interpretation of the BCRA.

Consequently, as of December 31, 2004, the Bank recorded an adjustment to earnings of prior years for a total amount of 70,621 (loss). On the financial statements as of December 31, 2003 presented for comparative purposes, the mentioned adjustment had an effect on the items “Other Receivables” and

“Investments in other Companies” for 66,634 and 3,987 (decrease), respectively, and “Income tax and tax on minimum presumed income” and “Other Income” of the Statement of Income for 24.119 (increase) and 572 (decrease), respectively.

5.3.	Other tax issues

The AFIP (Argentine Public Revenue Administration) inspected open tax periods and the Bank received ex officio assessments, which were appealed before the Argentine Administrative Tax Court. Such agency, to the issuance date of these financial statements, issued and opinion on the ex officio assessment made in 1992 and 1993, partially admitting the claim of tax authorities. On June 18, 2002 the Bank decided to appeal the ruling of 1992 with the Court of Appeals, where it is being treated at present.

Furthermore, on July 18, 2003 a remedy for the review and appeal against the 1993 judgment was filed, and is currently pending. For the remainder, it was established that there will be no accumulation of the file with the file corresponding to the former Banco de Crédito Argentino.

The Board of Directors and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

The Argentine Administrative Tax Court has also issued an opinion in respect of the appeals filed against the ex officio assessments concerning the tax on minimum presume income for year 1999 and the income tax for years 1994 through 1999, fully upholding the claims filed and reversing the appealed resolutions.

6	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

As of December 31, 2004 and 2003, the breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

	2004	2003
– INVESTMENTS IN OTHER COMPANIES

In other non-controlled companies- unlisted	22,236	19.019
In controlled-supplementary activities	229,218	190,784
In non-controlled-supplementary activities	7,451	7,191
Other- unlisted	11,757	15,823

Total	270,662	232,817

– OTHER RECEIVABLES

Prepayments	8,859	4,723
Guarantee deposits	18,841	18,972
Miscellaneous receivables	64,573	4,127
Tax prepayments (1)	121,370	271,304
Other	1,059	1,757

Total	214,702	300,883

(1) As of December 31, 2004 and 2003, it includes the deferred tax asset for 118,000 and 185,497, respectively (see note 5.1).

– OTHER LIABILITIES

Accrued salaries and payroll taxes	44,180	33,973
Accrued taxes	21,107	33,266
Miscellaneous payables	21,976	50,980
Other	2,466	6,502

Total	89,729	124,721

	2004	2003
– MEMORANDUM ACCOUNTS – DEBIT – CONTROL

Items in safekeeping	28,470,212	26,446,440
Collections items	461,424	376,486
Checks drawn on the Bank pending clearing	105,565	90,036
Other	13,038	990

Total	29,050,239	26,913,952

– SERVICE CHARGE INCOME

Rental of safe-deposit boxes	9,210	6,314
Commissions for capital market transactions	7,892	4,904
Commissions for salary payment	2,930	2,205
Commissions for trust management	4,173	3,674
Commissions for hiring of insurances	14,392	10,152
Commissions for loans and guarantees	7,348	4,240
Other	24,067	21,209

Total	70,012	52,698

– SERVICE CHARGE EXPENSE

Turn-over tax	13,951	7,629
Other	501	381

Total	14,452	8,010

— ADMINISTRATIVE EXPENSES - OTHER OPERATING EXPENSES

Rent	30,643	29,982
Depreciations of bank premises and equipment	30,108	47,273
Amortizations of organization and development expenses	23,769	54,214
Electric power and communications	14,893	17,271
Maintenance, conservation and repair expenses	20,540	19,659
Security services	13,266	12,836
Other	9,794	11,843

Total	143,013	193,078

7	RESTRICTIONS ON ASSETS

As of December 31, 2004, there are Bank assets, which are restricted as follows:

a)	The Government and Private Securities account includes 78,384 in Federal Government bonds in US dollars LIBOR 2012 which, as mentioned en note 1.1., have been frozen until final confirmation by the BCRA of the compensation amount.

b)	The Government and Private Securities account includes 76,677 in secured bonds due 2018 allocated to the guarantee required to act as custodian of investment securities related to pension funds.

c)	Out of the Bank’s active loan portfolio, 1,190 are allocated to the guarantee securing payables to the BCRA.

d)	The “Loans to government sector” account includes 2,435,495 in secured loans – decree 1387/01 allocated to the guarantee for the advances received from the BCRA (note 1.7.).

8	CONTINGENTS

EXPORT TAX REBATES

In January 1993, former Banco de Crédito Argentino (ex BCA) found out that a group of companies presumably related among them had used fake documentation to collect export tax rebates, under current legislation through certain of its branches.

Immediately upon becoming aware of such events, the ex-BCA reported this situation to the Federal Police Banking Division pressing criminal charges before the Federal Criminal Court No. 2, Clerk’s Office No. 5 of the City of Buenos Aires.

The BCRA has made certain observations to the procedure followed by the ex-BCA in paying tax rebates. The ex-BCA has based its reply to the BCRA on the fact that the aforesaid payments had been made complying strictly with current regulations for the aforesaid transactions.

On October 14, 1994, the General Director for Legal Affairs of the Ministry of Economy and Public Works and Utilities (MEOSP) ordered the ex-BCA to reimburse the amount which may be applicable to tax rebate payments which, in his opinion, were considered inapplicable.

On October 26, 1994, the ex-BCA filed a notice with the MEOSP by which it fully and emphatically rejected the aforesaid order for containing untrue, erroneous and legally unfounded representations since the ex-BCA acted in strict compliance with current regulations when carrying out each and every transaction related to the payment of export tax rebates.

On December 17, 1996, the ex-BCA was notified of the lawsuit filed by the Federal State in the action styled MEOSP, Federal State vs. BCA in regard of “Request for Opinion”, at the Federal Administrative Court of Original Jurisdiction, Clerk’s Office No. 1 of the City of Buenos Aires.

The lawsuit has been filed in November 1995 even when it was first notified by the Federal State on the aforesaid date.

In February, 1997, the ex-BCA put forth a defense to stop the progress of the lawsuit filed by the Federal Government suspending the term until the complaint is answered. In that filing the Bank’s Legal Counsel alleged that the ex-BCA acted in compliance with the standards in force, and after a background analysis, it became abundantly clear that it was the responsibility of the government agencies that had not met the express control standards under their exclusive charge.

The abovementioned exception was dismissed on December 1997 by the judge hearing the case, therefore, in February 1998, the Bank decided to file an appeal with the Court of Appeals.

The Court of Appeals ruled in favor of the bank’s appeal, that is to say, it upheld the bank’s defense based on a legal defect and its request that the Banco de la Nación Argentina, the Customs Service and the BCRA be summoned as parties to the suit. Both such requests were rejected by the court of original jurisdiction and have now deserved a favorable ruling from the appellate court.

At present, the proceedings are awaiting that the Federal State will amend the vices of its action, hence once this has been complied with, notifications will be resumed. Irrespective of the above, it has been agreed to suspend the legal proceedings with a view to a possible out-of-court transactions formulated by sellers, since this out-of-court settlement was dropped by sellers, the abovementioned legal proceedings were resumed. Despite the suspension of terms, the parties agreed to a pre-trial stage for the production of evidence. The court has ordered the Federal Government to resolve the defects in the claim. The National Government has just reduced its claim significantly.

In any event, the eventual contingency resulting from such situation will be assumed by the sellers of the ex-BCA under the terms of the shares sales contracts.

9	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW No. 19,550)

The balances as of December 31, 2004 and 2003, for transactions performed with subsidiaries and parents companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities		2004	2003
Company	2004	2003	2004	2003
BBVA S.A.	—	603,742	85,350	554,080	—	5,800
Francés Valores Sociedad de Bolsa S.A.	—	989	643	2,128	1,123	2,097
Banco Francés (Cayman) Limited	—	176	—	281,929	—	—
Consolidar A.R.T. S.A.	30	20	20,217	13,251	197,703	143,166
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	65	48	15,572	4,704	183,604	55,481
Consolidar Cía. De Seguros de Retiro S.A.	33	42	186,984	97,907	1,083,791	828,385
Consolidar Cía. De Seguros de Vida S.A.	5	11	16,485	12,539	316,656	208,157
Credilogros Compañía Financiera S.A.	10,395	1,487	7,273	4,998	318	—
Atuel Fideicomisos S.A.	—	—	3,087	1,499	46	9
BBVA Seguros S.A.	4	83	3,879	10,472	34,506	—
Consolidar Comercializadora S.A.	—	—	1,583	565	2,403	2,268
PSA Finance Cía Financiera Argentina S.A.	6,468	814	1,087	12,741	—	—
Rombo Cía. Financiera S.A.	22,934	122	293	1,175	—	—
Francés Administradora de Inversiones S.A.	77	—	9,223	56	4,838	8,081
Inversora Otar S.A.	—	2,274	95	235	326,004	376,560

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations and Guaranties given covered by debtor classification regulations.

10	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24485, Regulatory Decrees No. 540/95, No. 1292/96 and 1127/98 and Communication “A” 2337 and BCRA’s complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 13.7597% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos thirty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits be.

11	TRUST ACTIVITIES

11.1 Financial Trusts

On January 5, 2001, the BCRA’s Board of Director issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s (a bank organized under Argentine legislation) senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to BF as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and BF as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. BF entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of December 31, 2004, total estimated corpus assets of Diagonal Trust and Inmobal Nutrer Trust amount to 6,141 and 4,617, respectively, and they are recorded in memorandum debit accounts “For trustee activities – Funds received in trust”.

11.2 Non Financial Trust

BF acts as trustee in 53 non financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the beneficiaries are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about $ 4,135 million and consist of cash, creditors’ rights, real estate and shares.

12	CORPORATE BONDS

The Regular Stockholders’ Meeting of former-Banco Francés del Río de la Plata (former-BFRP) held on September 30, 1994, authorized the creation of a five-year program for issuance and reissuance of corporate bonds, nonconvertible into shares, for an amount of up to US$ 500,000,000.

On October 6, 1997, the Regular and Special Stockholders’ Meeting ratified for the whole program effective period the delegation to the Board of Directors, approved by the Regular Stockholders’ Meeting held on September 30, 1994, of the necessary powers to determine all the issuance conditions of the corporate bonds (including collection subordination) to be issued under the company’s corporate bonds issuance program for an outstanding amount of up to US$ 500,000,000, authorized by CNV’s Certificate No. 87 of December 16, 1994.

On April 27, 1999, the Regular and Special Stockholders’ Meeting decided to extend the term of the abovementioned program for five years, authorizing the Board of Directors to take the necessary steps for issuance thereof. In addition, it authorized the issuance of corporate bonds convertible into share of commons stock in the amount of up to US$ 200,000,000 either under the Bank’s program or otherwise, granting the Board of Directors the necessary authority to carry out the issuance, establish the conversion value, determine the terms of the securities and modify the current program.

On April 27, 2000, the Regular and Special Stockholders’ Meeting approved to increase the outstanding amount under the abovementioned program for up to US$ 1,000,000,000 and delegated on to the Board of Directors the performance of proceedings to obtain approval before CNV and Buenos Aires Stock Exchange (BCBA) and such other stock exchanges as may be chosen to be listed. The increase was authorized by CNV’s Certificate No. 268 of July 18, 2000.

In addition, the abovementioned Stockholders’ Meeting approved the creation of a program for the issuance of non-subordinated short-term corporate notes to be issued under several classes and series up to a total amount outstanding at any given time of US$ 300,000,000; the term of the program is five years, during which corporate notes nonconvertible into shares and unsecured or guaranteed by third parties may be issued for a term of up to one year in accordance with the conditions stipulated by the Board of Directors.

On July 15, 2003, an Extraordinary Shareholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which will be 5 (five) years, it shall be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000. In addition, the determination of all the conditions of the Program and the Negotiable Obligations to be issued under it, including the power to define the placement and subscription conditions, have been delegated to the Board of Directors.

The following chart reflects corporate bonds in force as of December 31, 2004:

Global program amount	Date of issuance	Features	Face value	Currency	Price of issue	Nominal annual rate	Payment of interest	Book balance (in thousands)	Capital expiration Date
USD 1,000,000,000	03/31/1998	Subordinated	20,000,000	USD	100%	(1)	Semiannual	60,307	03/31/2005	(3)
USD 1,000,000,000	11/26/2003	Non-subordinated	108,003,600	USD	100%	(2)	Semiannual	322,517	10/31/2008	(4)

(1)	Libor plus 330 basis points.
(2)	Libor plus 150 basis points.
(3)	Principal is fully repayable upon maturity.
(4)	Principal shall be amortized in 10 semiannually installments with maturity between April 30 and October 31 each year.

According to the provisions of the Corporate Bond Law and to the rules of the BCRA, the proceeds from the issuance of corporate bonds are allocated to (i) granting mortgage loans to purchase and repair housing and personal loans in Argentina; (ii) granting corporate loans in Argentina earmarked for contributions to working capital; investment in physical assets located in Argentina or refinancing liabilities, or (iii) contributing to working capital, investing in physical assets located in Argentina or refinancing liabilities.

13	FUNDING OF THE FINANCIAL AND INSURANCE INSTITUTIOS ASSISTANCE TRUST FUND (FFAEFS)

13.1	On November 22, 1996, the ex-BCA requested the Board of the FFAEFS for a US$ 60,000,000 loan to finance the purchase of certain assets and liabilities to be excluded from ex - Banco Caseros S.A. Such request was granted and the respective agreement was signed on December 18, 1996.

By means of such agreement, the Bank undertook to repay the loan seven years after disbursement by the FFAEFS on December 20, 1996. On December 22, 2003, the Bank cancelled such financing, after its conversion into Argentine pesos at the exchange rate of 1 Argentine peso to each US and its adjustment by CER.

13.2	On December 22, 1997, Corp Banca (CB) executed with the FFAEFS a loan for consumption agreement in the amount of US$ 30,000,000, to be reimbursed in five annual, equal and consecutive installments starting as from the disbursement date. The first one would be paid three years after such date.

As per this agreement, CB issued subordinate corporate bonds with the authorization for public offering by the CNV and the authorization to trade on the BCBA in the terms and conditions established in the loan for consumption agreement and under Communication “A” 2264 of the BCRA for the amount equivalent to that effectively loaned under the loan for consumption agreement referred to above. By Resolution No. 12,384 of August 28, 1998, the CNV authorized the issuance of common, subordinate corporate bonds nonconvertible into shares for a nominal value of US$ 30,000,000 at an annual nominal rate equal to LIBOR plus an annual nominal rate of 4% for the first period and, thereafter, LIBOR plus an annual nominal rate of 3% with a minimum of 8,07% per annum, due December 29, 2004. Such issuance took place on December 18, 1998.

On December 29, 2004, the Bank cancelled the last installment of this corporate bonds, after its conversion into Argentine pesos at the exchange rate of 1 Argentine peso to each US dollar and its adjustment by CER.

Due to these agreements, the BF may not distribute cash dividends in amounts exceeding 50% of liquid and realized income related to each balance sheet normally prepared.

On January 10, 2003, the Federal Executive published Decree Nº 53/2003 which amended section 1 subsection j) of Decree Nº 410/02, excluding from the conversion into pesos provided for by section 1 of Decree Nº 214/02 the “obligation of Public and Private Sector Companies to pay any amount of money in foreign currency owed to the NATIONAL GOVERNMENT as a result of subsidiary or other loans and guarantees originally financed by Multilateral Credit Entities or arising from liabilities owed by the National Treasury and refinanced with external creditors”.

The decision taken by the Managing Committee of the Trust Fund for Reconstruction of Companies at the meeting held on May 28, 2003 stating that only 50% of the aforementioned financing was to be converted into pesos while the difference was to be maintained in its original currency was notified by note dated June 9, 2003.

The Entity has filed a subsidiary appeal for reversal before a higher administrative authority applying for a change in the aforementioned criterion and has reiterated its position on occasion of each interest and principal payment. Upon the appeal for reversal being dismissed, the claims were filed with the hierarchical superior officer on March 16, 2004. On May 17, 2004 the grounds for the appeal before the higher administrative authority were enlarged.

On February 7, 2005, the Bank was notified of Resolution Nº 25 dated January 17, 2005 executed by the Argentine Minister of Economy and Production, which dismisses the Hierarchical Remedy filed.

As the aforementioned resolution may be challenged before administrative and/or judicial authorities, the Bank is analyzing the strategy to be followed.

In this respect, if these liabilities were reconverted into US dollars, its effect would be compensate pursuant to the compensation mechanism applicable to financial institutions as referred to in note 1.1. In any event, the resolution of this issue shall not imply an additional loss for the Bank.

14	COMPLIANCE WITH CNV REQUIREMENTS

14.1	Compliance with the requirements to act as agent in the over-the-counter market

As of December 31, 2004, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolution No. 368/01 of the CNV.

14.2	Mutual Fund custodian

As of December 31, 2004, in its capacity of custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Ahorro Pesos”, “FBA Renta Fija”, “FBA Renta Premium”, “FBA Renta Corto Plazo”, “FBA Europa”, “FBA Horizonte”, “FBA EEUU” and “FBA Internacional”, the Bank holds certificates of deposits, shares, corporate bonds, government securities, tax credit certificates and warranties in custody in the amount of 423,568, all of which making up the Fund’s portfolio and booked in memorandum accounts “Debit-Control - Other”.

As of December 31, 2003, in its capacity of custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Ahorro Pesos”, “FBA Renta Fija”, “FBA Renta Premium”, “FBA Renta

Corto Plazo” and “FBA Internacional”, the Bank held certificates of deposits, shares, corporate bonds, indexes, options, government securities and warranties in custody in the amount of 296,252, all of which making up the Funds’ portfolio and booked in memorandum accounts “Debit-Control-Other”.

15	RESTRICTION ON EARNINGS DISTRIBUTIONS

a)	As stated in Note 13, the Bank may not distribute as dividends in cash an amount exceeding 50% of liquid and realized income related to each one of the financial statements regularly prepared.

b)	Under BCRA Communication “A” 4152, the distribution of earnings must be previously approved by the BCRA. To this effect, it will be verified that:

–	The financial institution is not subject to sections 34 “Regularization and rationalization” and 35 bis “Restructuring of the institution to safeguard credit and bank deposits” of the Financial Institutions Law.

–	It has no financial assistance due to the BCRA.

–	Its liquidity and solvency are not affected as a result of the distribution of earnings.

c)	As mentioned in note 3.3.b), BCRA Communication “A” 3785 allowed booking the Federal Government bonds received in compensation as holdings in investment accounts at technical value, limiting the distribution of dividends in cash to income exceeding the difference between book value and the listing value in effect in the month in which the fiscal year ends.

16	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

17	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matter mentioned in Note 4, in accordance with generally accepted accounting principles in Buenos Aires City - Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with generally accepted accounting principles in Buenos Aires City may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between generally accepted accounting principles in Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

Description	Serie	Identification	Holding			Position Without Options	Final Position
			Market Value	Book balance as of 2004	Book balance as of 2003
GOVERNMENT SECURITIES

Holdings in investment accounts

In pesos
Treasury bills	90	ARLE901=BA		56,107	—	56,107	56,107

Subtotal in pesos				56,107	61,556	56,107	56,107

In foreign currency
Argentine Republic External Bills		ARVEY4D3=BA		594,593	—	594,593	594,593
Federal Government Bonds in US dollar Libor 2012			66,454	78,384	—	78,384	78,384

Subtotal in foreign currency				672,977	467,976	672,977	672,977

Subtotal in Holdings in investment accounts				729,084	529,532	729,084	729,084

Holdings for trading or financial transactions

Local

In pesos
Treasury Bills	90	ARLE901=BA	1,051	1,051	—	1,051	1,051
Federal Government Bonds in pesos Libor 2007			661	661	—	—	—
Consolidation Bonds (PRO6)			1,670	1,670	—	1,670	1,670
Others			866	866	—	(4,364)	(4,364)

Subtotal in pesos				4,248	3,282	(1,643)	(1,643)

In foreign currency
Federal Government Bonds in US dollar Libor 2013			463	463	—	—	—
Federal Government Bonds in US dollar Libor 2012			5,447	5,447	—	1,278	1,278
Other			139	139	—	134	134

Subtotal in foreign currency				6,049	760	1,412	1,412

Subtotal in Holdings for trading or financial Transactions				10,297	4,042	(231)	(231)

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

Description	Serie	Identification	Holding			Position without options	Final Position
			Market value	Book Balance as of 2004	Book Balance as of 2003
Unlisted government securities

Local

In pesos
Tax credit certificates due in 2003/2006				41,151	—	41,151	41,151
Secured Bonds due 2018 (1)				451,121	—	451,121	451,121

Subtotal in pesos				492,272	1,065,769	492,272	492,272

Subtotal Unlisted government securities				492,272	1,065,769	492,272	492,272

Instruments issued by the BCRA

BCRA Bills
Listed
Own portfolio
P13A5BCRA			177,826	177,826	—	177,826	177,826
P12E5BCRA			55,180	55,180	—	55,180	55,180
P30M5BCRA			29,450	29,450	—	29,450	29,450
Other			71,710	71,710	—	71,710	71,710

Subtotal own portfolio				334,166	307,970	334,166	334,166

On reverse repurchase agreements
P12E5BCRA			221,820	221,820		—	—
P16F5BCRA			177,160	177,160		—	—

Subtotal on reverse repurchase agreements				398,980	—	—	—

BCRA Notes
Listed
Own portfolio
CNOBACL07			7,323	7,323
Other			278	278

Subtotal BCRA Notes in pesos				7,601	—	—	—

Subtotal instruments issued by the BCRA				740,747	307,970	334,166	334,166

TOTAL GOVERNMENT SECURITIES				1,972,400	1,907,313	1,555,291	1,555,291

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

Description	Serie	Identification	Holding			Position without options	Final Position
			Market value	Book Balance as of 2004	Book Balance as of 2003
INVESTMENTS IN LISTED PRIVATE SECURITIES

Other debt instruments

Local
In pesos
Telefónica de Argentina Corporate Bonds			218	218	—	218	218

Subtotal in pesos				218	—	218	218

In foreign currency
Telecom 2002 Corporate Bonds			21	21	—	21	21
Pecom 2009 Corporate Bonds			12	12	—	12	12
Metrogas 2003 Corporate Bonds			24	24	—	24	24
Others			6	6	—	6	6

Subtotal in foreign currency				63	18	63	63

Foreign
Other			10	10	—	10	10

Subtotal foreign				10	—	10	10

Subtotal Other debt instruments				291	18	291	291

Other Equity instruments
Local
In pesos

Subtotal in pesos				—	9	—	—

Subtotal Equity instruments				—	9	—	—

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES				291	27	291	291

TOTAL GOVERNMENT AND PRIVATE SECURITIES				1,972,691	1,907,340	1,555,582	1,555,582

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF DECEMBER 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	2004	2003
COMMERCIAL PORTFOLIO

Normal performance

Preferred collaterals and counter guaranty “A”	6,241,101	4,347,325
Other collaterals and counter guaranty “B”	22,834	12,841
Without senior security or counter guaranty	1,606,479	760,501

In potential risk

Other collaterals and counter guaranty “B”	8,465	12,623
Without senior security or counter guaranty	200,830	280,409

Nonperforming

Other collaterals and counter guaranty “B”	—	960
Without senior security or counter guaranty	41,167	386,390

With high risk of uncollectibility

Other collaterals and counter guaranty “B”	441	304
Without senior security or counter guaranty	23,796	362,547

Uncollectible

Preferred collaterals and counter guaranty “A”	—	38
Other collaterals and counter guaranty “B”	2,577	6,043
Without senior security or counter guaranty	21,577	4,591

Total	8,169,237	6,174,572

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF DECEMBER 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	2004	2003
CONSUMER AND HOUSING PORTFOLIO

Normal performance

Preferred collaterals and counter guaranty “A”	5,254	4,671
Other collaterals and counter guaranty “B”	375,243	392,283
Without senior security or counter guaranty	635,188	463,749

Inadequate performance

Preferred collaterals and counter guaranty “B”	3,333	4,789
Without senior security or counter guaranty	1,975	2,879

Deficient performance

Other collaterals and counter guaranty “B”	3,845	3,017
Without senior security or counter guaranty	5,896	6,868

Unlikely to be collected

Other collaterals and counter guaranty “B”	1,377	1,320
Without senior security or counter guaranty	1,970	4,113

Uncollectible

Preferred collaterals and counter guaranty “A”	—	6
Other collaterals and counter guaranty “B”	7,839	22,632
Without senior security or counter guaranty	2,612	13,025

Uncollectible, classified as such under regulatory requirements

Other collaterals and counter guaranty “B”	51	102
Without senior security or counter guaranty	61	427

Total	1,044,644	919,881

General Total (1)	9,213,881	7,094,453

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guarantees given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF DECEMBER 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	FINANCING
	2004		2003
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	6,747,436	73,23%	5,008,497	70,60%
50 next largest clients	816,190	8,86%	1,008,417	14,21%
100 following clients	313,600	3,40%	248,391	3,50%
Remaining clients	1,336,655	14,51%	829,148	11,69%

Total (1)	9,213,881	100.00%	7,094,453	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF DECEMBER 31, 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Government sector	—	6,235	95,933	22,311	111,291	222,581	5,626,353	6,084,704
Financial sector	—	27,069	841	1,564	24,579	6,072	607	60,732
Non financial private sector and residents abroad	75,601	1,474,381	178,580	377,310	267,555	134,146	560,872	3,068.445

TOTAL	75,601	1,507,685	275,354	401,185	403,425	362,799	6,187,832	9,213,881	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF DECEMBER 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos –

									Information about the issuer
Concept		Shares					Amount		Data from last published financial statements
Identification	Description	Class	Unit face value		Votes per share	Number	2004	2003	Main business	Fiscal year/ period-end	Capital stock	Stockholders’ equity	Net income for the fiscal year/ period
	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED

	Controlled

	Local

33642192049	Francés Valores Sociedad de Bolsa S.A.	Common		500$	1	3,199	7,640	7,413	Stockholder	12.31.2004	1,600	7,645	1,230
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	Common		1$	1	1,899,600	133,233	130,016	Pensions fund manager	12.31.2004	3,525	247,232	332
33678564139	Consolidar Cía. de Seguros de Vida S.A.	Common		10$	1	197,875	48,413	31,057	Insurance company	12.31.2004	3,000	75,465	17,614
30678574097	Consolidar Cía. de Seguros de Retiro S.A.	Common		10$	1	200,000	24,434	22,069	Insurance company	12.31.2004	3,000	41,997	4,447
30704936016	Credilogros Compañía Financiera S.A.	Common		1$	1	39,700,000	22,774	20,990	Financial institution	12.31.2004	57,100	32,752	2,562
30707847367	PSA Finance Arg. Cía Financiera S.A.	Common		1000$	1	9,000	11,087	11,554	Financial institution	12.31.2004	18,000	22,177	-929
	Atuel Fideicomisos S.A.	Common		1$	1	13,099,869	15,496	230	Trust Manager	12.31.2004	13,100	15,500	2,270
	Other
	Foreign

17426001	Banco Francés (Cayman) Ltd.	Common	1 US$		—	305,506,745	—	1,437,487

		Subtotal controlled					263,077	1,660,816

	Noncontrolled

	Local

33707124909	Rombo Cía. Financiera S.A.	Common		1000$	1	8,000	12,346	10,996	Financial Institution	12.31.2004	20,000	30,864	3,373
	Other						7,454	7,190

	Foreign

	Other
							748	735

		Subtotal noncontrolled					20,548	18,921

		Total in financial institutions, supplementary and authorized					283,625	1,679,737

	IN OTHER COMPANIES

	Noncontrolled

	Local

30685228501	Consolidar ART S.A.	Common		1$	1	375,000	17,143	14,538	Workers compensation	12.31.2004	3,000	137,173	9,682
30500064230	BBVA Seguros S.A.	Common		1$	1	550,332	4,905	4,278	Insurance	12.31.2004	4,503	40,141	2,153
	Other						187	203

	Foreign

17415001	A.I.G. Latin American Fund						11,711	15,778	Investing	12.31.2001	110,496	55,039	-55,457
	Other						46	45

		Subtotal noncontrolled					33,992	34,832

		Total in other companies					33,992	34,832

		Total investments in other companies					317,617	1,714,579

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT

AND OTHER ASSETS FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Transfers	Decreases	Depreciation for the fiscal year		Net book value at 2004	Net book value at 2003
					Years of useful life	Amount
PREMISES AND EQUIPMENT

Real Estate	323,207	4,204	(4,623)	688	50	11,318	310,782	323,207
Furniture and Facilities	31,045	2,897	56	21	10	7,163	26,814	31,045
Machinery and Equipment	20,649	3,197	—	30	5	11,342	12,474	20,649
Automobiles	800	680	—	224	5	285	971	800

Total	375,701	10,978	(4,567)	963		30,108	351,041	375,701

OTHER ASSETS

Works of Art	983	—	—	—	—	—	983	983
Leased assets	3,365	—	5,092	207	50	144	8,106	3,365
Assets acquired to secure loans	775	230	13,001 (1)	232	50	7	13,767	775
Stationery and office supplies	1,195	2,255	—	2,465	—	—	985	1,195
Other	112,925	667	(13,526)	26,685	50	1,945	71,436	112,925

Total	119,243	3,152	4,567	29,589		2,096	95,277	119,243

(1)	According to the Communications “A” 4124 y 4202 issued by the BCRA there were accounted the assets acquired to secure loans until March 31, 2003.

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Decreases	Amortization for the fiscal year		Net book value at 2004	Net book value at 2003
				Years of useful life	Amount
Goodwill	38,718	7	1	10	6,636	32,088	38,718

Organization and Development expenses (1)	42,911	10,692	4	1 & 5	23,769	29,830	42,911

Organization and development non-deductible expenses (2)	811,557	131,161	1		203,428	739,289	811,557

Total	893,186	141,860	6		233,833	801,207	893,186

(1)	This caption mainly includes costs from information technology projects contracted from independent parties and leasehold improvements.
(2)	See Note 1.4.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF DECEMBER 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

Number of clients	2004		2003
	Outstanding Balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	1,168,263	12,70%	836,610	10,94%
50 next largest clients	1,312,765	14,28%	951,077	12,45%
100 following clients	431,916	4,70%	552,130	7,23%
Remaining clients	6,281,543	68,32%	5,301,899	69,38%

TOTAL	9,194,487	100.00%	7,641,716	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS,

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND

SUBORDINATED CORPORATE BONDS

AS OF DECEMBER 31, 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

Description	Term remaining to maturity						Total
	1 month	3 months	6 months	12 months	24 months	More than 24 months
Deposits	6,573,042	1,488,557	751,092	371,125	10,671	—	9,194,487

Other liabilities from financial transactions
BCRA	20,621	19,368	96,010	127,268	250,108	1,369,631	1,883,006
Banks and International Institutions	60,492	29,118	86,220	8,133	45,106	23,701	252,770
Non-subordinated corporate bonds	—	—	21,427	20,092	40,184	240,814	322,517
Financing received from Argentine financial institutions	2,900	—	—	—	—	—	2,900
Other	338,785	—	—	—	—	—	338,785

TOTAL	422,798	48,486	203,657	155,493	335,398	1,634,146	2,799,978

Subordinated corporate bonds	—	60,307	—	—	—	—	60,307

TOTAL	6,995,840	1,597,350	954,749	526,618	346,069	1,634,146	12,054,772

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

Description	Book value at beginning of fiscal year	Increases (7)		Decreases		Book value
				Reversals (6)	Applications	2004	2003
DEDUCTED FROM ASSETS
Government securities
– For impairment value	—	55,325	(5)	—	—	55,325	—

Loans
– Allowance for doubtful loans	350,996	46,117	(1)	57,445	220,872	118,796	350,996

Other receivables from financial transactions
– Allowance for doubtful receivables	104,658	3,526	(1)	3,346	92,081	12,757	104,658

Assets subject to financial leasing
– Allowance for doubtful receivables	546	616	(1)	—	—	1,162	546

Investments in other companies
– For impairment value (3)	15,778	207		4,274	—	11,711	15,778

Other receivables
– Allowance for doubtful receivables (2)	238,326	7,174		85,989	6,088	153,423	238,326

Total	710,304	112,965		151,054	319,041	353,174	710,304

LIABILITIES-ALLOWANCES
– Contingents commitments (1)	43,944	—		40,030	—	3,914	43,944
– Other contingencies	423,443	340,566	(4)	—	535,115	228,894	423,443

Total	467,387	340,566		40,030	535,115	232,808	467,387

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 3.3.f).
(2)	Includes mainly the possible uncollectibility risks arising out of payments under protection actions on Mutual Funds and deferred tax asset (see note 5.1.)
(3)	Recorded, to recognize the estimated impairment in AIG Latin American Fund’s equity as of December 31, 2004.
(4)	Recorded to cover possible contingencies that were not considered in other accounts (civil, labor, commercial and other lawsuits). (note 3.3.p).
(5)	Recorded in compliance with the provisions of Communication “A” 4084 of the BCRA.
(6)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income - Gold and foreign currency exchange difference” account, as follow:

– Loans	(6,018)
– Other receivables from financial transactions	(1,100)

(7)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income - Gold and foreign currency exchange difference” account, as follow:

– Government securities	738
– Investments in other companies	207
– Other receivables	669

EXHIBIT K

CAPITAL STRUCTURE AS DECEMBER 31, 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
Class	Quantity	Votes per share	Issued		Pending issuance or distribution	Paid in
			Outstanding	In portfolio
Common	471,361,306	1	471,306	—	55(1)	471,361(2)

(1)	Shares issued and available to stockholders’ but not as yet withdrawn.
(2)	See note 2.2.

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

DECEMBER 31 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

Accounts	2004									2003
	Total of fiscal year	Total of period (per type of currency)								Total of fiscal year
		Euro	US Dollars	Deutsche Marks	Pounds Sterling	French Franc	Swiss Franc	Yen	Other
ASSETS

Cash and due from banks	573,415	24,603	546,242	—	1,753	—	—	48	7699	501,088
Government and private securities	679,099	—	679,099	—	—	—	—	—	—	468,754
Loans	518,273	230	518,043	—	—	—	—	—	—	795,680
Other receivables from financial transactions	88,982	2,038	85,726	—	58	—	—	—	1,160	1,101,255
Assets subject to financial leasing	86	—	86	—	—	—	—	—		93
Investments in other companies	12,505	—	12,505	—	—	—	—	—		1,454,045
Other receivables	28,984	718	28,266	—	—	—	—	—		34,992
Suspense items	284		284	—	—	—	—	—	—	150

TOTAL	1,901,628	27,589	1,870,251	—	1,811	—	—	48	1,929	4,356,057

LIABILITIES

Deposits	820,780	24,748	796,032	—	—	—	—	—	—	384,063
Other liabilities from financial transactions	702,327	11,751	687,699	—	1,738	—	—	39	1,100	1,556,042
Other liabilities	6,004	2,177	3,827	—	—	—	—	—	—	15,976
Subordinated corporate bonds	60,307	—	60,307	—	—	—	—	—	—	59,332
Suspense items	2,793	—	2,793	—	—	—	—	—	—	38

TOTAL	1,592,211	38,676	1,550,658	—	1,738	—	—	39	1,100	2,015,451

MEMORANDUM ACCOUNTS

Debit accounts (except contra debit accounts)
Contingent	—	—	—	—	—	—	—	—	—	2,059
Control	7,760,035	10,662	7,747,051					1,199	1,123	7,696,541

TOTAL	7,760,035	10,662	7,747,051					1,199	1,123	7,698,600

Credit accounts (except contra credit accounts)
Contingent	260,269	—	260,269	—	—	—	—	—	—	313,957
Control	7,301	—	7,301	—	—	—	—	—	—	167,181

TOTAL	267,570	—	267,570	—	—	—	—	—	—	481,138

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS DECEMBER 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos –

	Status
Concept	Normal	In potential risk / Inadequate Compliance	Nonperforming / deficient compliance		With high risk of uncollectibility / unlikely to be collected		Uncollectible	Classified as uncollectible such under regulatory requirements	Total
			Not yet matured	Past-due	Not yet matured	Past-due			2004	2003
1. Loans	63,397	—	—	—	—	—	—	—	63,397	9,077

- Overdraft	2,170	—	—	—	—	—	—	—	2,170	43

Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	—	—	—	—	—	—	—	—	—
Without senior security or counter guaranty	2,170	—	—	—	—	—	—	—	2,170	43

- Discounted Instruments	3,301	—	—	—	—	—	—	—	3,301	—

Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	—	—	—	—	—	—	—	—	—	—
Without senior security or counter guaranty	3,301	—	—	—	—	—	—	—	3,301	—

- Real Estate Mortgage and Collateral Loans	245	—	—	—	—	—	—	—	245	58

Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	245	—	—	—	—	—	—	—	245	58
Without senior security or counter guaranty	—	—	—	—	—	—	—	—	—	—

- Consumer	38	—	—	—	—	—	—	—	38	11

Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	—	—	—	—	—	—	—	—	—	—
Without senior security or counter guaranty	38	—	—	—	—	—	—	—	38	11

- Credit Cards	265	—	—	—	—	—	—	—	265	216

Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	—	—	—	—	—	—	—	—	—	—
Without senior security or counter guaranty	265	—	—	—	—	—	—	—	265	216

- Other	57,378	—	—	—	—	—	—	—	57,378	8,749

Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	—	—	—	—	—	—	—	—	—	—
Without senior security or counter guaranty	57,378	—	—	—	—	—	—	—	57,378	8,749

2. Other receivables from financial transactions	662	—	—	—	—	—	—	—	662	79

3. Assets subject to financial leasing and other	—	—	—	—	—	—	—	—	—	208

4. Contingent commitments	21,230	—	—	—	—	—	—	—	21,230	9,388

5. Investments in other companies and private securities	133,246	—	—	—	—	—	—	—	133,246	1,553,821

Total	218,535	—	—	—	—	—	—	—	218,535	1,572,573

Total Allowances	441	—	—	—	—	—	—	—	441	60

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	2004	2003
ASSETS
CASH AND DUE FROM BANKS
Cash	421,910	335,748
Due from banks and correspondents	1,244,707	1,303,406

	1,666,617	1,639,154

GOVERNMENT AND PRIVATE SECURITIES (Note 5)
Holdings in investment accounts	742,902	1,193,357
Holdings for trading or financial transactions	128,788	139,674
Unlisted Government Securities	492,902	1,066,842
Instruments issued by the BCRA	999,563	480,917
Investments in listed private securities	179,212	184,605

Less: Allowances	66,419	22,944

	2,476,948	3,042,451

LOANS
To government sector (Exhibit 1)	6,927,719	6,693,431
To financial sector (Exhibit 1)	169,509	78,786
To non financial private sector and residents abroad (Exhibit 1)	2,374,276	2,023,708

Overdraft	272,275	154,098
Discounted instruments	251,332	200,061
Real estate mortgage	401,064	415,885
Collateral Loans	25,943	5,390
Consumer	182,627	104,411
Credit cards	364,105	192,099
Other	964,177	903,467
Interest and listed-price differences accrued and pending collection	25,517	48,927
Less: Unallocated collections	111,840	332
Less: Interest documented together with main obligation	924	298
Less: Difference arising from purchase of portfolio	88	—
Less: Allowances	202,693	459,573

	9,268,723	8,336,352

OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS
BCRA	325,844	277,569
Amounts receivable for spot and forward sales to be settled	380,796	127,324
Instruments to be received for spot and forward purchases to be settled	34.192	671,688
Unlisted corporate bonds (Exhibit 1)	99,691	223,830
Other receivables not covered by debtor classification regulations	40,152	326,729
Other receivables covered by debtor classification regulations (Exhibit 1)	14,445	11,674
Interest accrued and pending collection not covered by debtor classification regulations	90,764	76,743
Interest accrued and pending collection covered by debtor classification regulations (Exhibit 1)	2,153	194

Less: Allowances	12,796	104,717

	975,241	1,611,034

ASSETS SUBJECT TO FINANCIAL LEASING
Assets subject to financial leasing (Exhibit 1)	59,764	17,351

Less: Allowances	1,188	656

	58,576	16,695

INVESTMENTS IN OTHER COMPANIES
In financial institutions	13,094	11,731
Other	46,157	46,677

Less: Allowances	11,711	15,778

	47,540	42,630

OTHER RECEIVABLES
Receivables from sale of property assets (Exhibit 1)	2,999	3,453
Other	245,733	380,213
Interest accrued and pending collection on receivables from sale of property assets (Exhibit 1)	56	71
Other interest accrued and pending collection	2	—
Less: Allowances	153,825	275,942

	94,965	107,795

PREMISES AND EQUIPMENT	381,389	407,975

OTHER ASSETS	95,549	119,243

INTANGIBLE ASSETS
Goodwill	32,088	38,718
Organization and development expenses	836,893	945,715

	868,981	984,433

SUSPENSE ITEMS	1,213	1,183

OTHER SUBSIDIARIES´ ASSETS (Note 5)	32,342	13,657

TOTAL ASSETS	15,968,084	16,322,602

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	2004	2003
LIABILITIES

DEPOSITS
Government sector	198,593	83,692
Financial sector	18,568	72,722
Non financial private sector and residents abroad	8,776,619	7,921,802

Checking accounts	1,620,763	1,406,119
Savings deposits	2,395,505	1,846,717
Time deposits	3,983,558	3,443,275
Investments accounts	159,193	51,147
Other	381,795	805,879
Interest and listed-price differences accrued payable	235,805	368,665

	8,993,780	8,078,216

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
BCRA	1,780,275	2,192,644

Other	1,780,275	2,192,644

Banks and International Institutions	251,005	1,185,854
Non-subordinated corporate bonds	321,181	356,371
Amounts payable for spot and forward purchases to be settled	31,892	439,189
Instruments to be delivered for spot and forward sales to be settled	423,051	109,970
Financing received from Argentine financial institutions	3,110	9,369
Other	341,824	296,982
Interest and listed–price differences accrued payable	122,049	2,105

	3,274,387	4,592,484

OTHER LIABILITIES
Fees payable	95	350
Other	135,912	166,262

	136,007	166,612

ALLOWANCES	265,698	487,182

SUBORDINATED CORPORATE BONDS	60,307	68,077

SUSPENSE ITEMS	33,788	26,444

OTHER SUBSIDIARIES’ LIABILITIES (Note 5)	1,413,387	1,205,814

TOTAL LIABILITIES	14,177,354	14,624,829

MINORITY INTEREST IN SUBSIDIARIES (Note 3)	172,278	159,061

STOCKHOLDERS’ EQUITY	1,618,452	1,538,712

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	15,968,084	16,322,602

MEMORANDUM ACCOUNTS

	2004	2003
DEBIT ACCOUNTS

Contingent
– Guarantees received	5,240,258	4,876,217
– Contra contingent debit accounts	2,990,328	3,710,204

	8,230,586	8,586,421

Control
– Receivables classified as irrecoverable	469,895	656,906
– Other	29,063,225	28,681,740
– Contra control debit accounts	207,304	305,184

	29,740,424	29,643,830

Derivatives
– “Notional” amount of non-deliverable forward transactions	28,173	—
– Contra debit derivatives accounts	19,361	—

	47,534	—

For trustee activities
– Funds in trust	29,479	49,526

	29,479	49,526

TOTAL	38,048,023	38,279,777

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	272,854	170,021
– Guarantees provided to the BCRA	2,387,972	3,113,702
– Other guarantees given covered by debtor classification regulations (Exhibit 1)	219,798	293,891
– Other covered by debtor classification regulations (Exhibit 1)	109,704	132,590
– Contra contingent credit accounts	5,240,258	4,876,217

	8,230,586	8,586,421

Control
– Items to be credited	173,837	124,059
– Other	33,467	181,125
– Contra control credit accounts	29,533,120	29,338,646

	29,740,424	29,643,830

Derivatives
– “Notional” amount of non-deliverable forward transactions	19,361	—
– Contra debit derivatives accounts	28,173	—

	47,534	—

For trustee activities
– Contra credit accounts for trustee activities	29,479	49,526

	29,479	49,526

TOTAL	38,048,023	38,279,777

The accompanying notes 1 through to 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004 AND 2003

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	2004	2003
FINANCIAL INCOME

Interest on cash and due from banks	12,641	10,045
Interest on loans to the financial sector	5,675	6,997
Interest on overdraft	25,184	28,710
Interest on discounted instruments	10,867	11,541
Interest on real estate mortgage	44,886	47,997
Interest on pledged loans	1,370	699
Interest on credit card loans	17,606	32,992
Interest on other loans	96,688	118,829
Interest from other receivables from financial transactions	6,921	7,181
Income from secured loans - Decree 1387/01	246,692	680,919
Net income from government and private securities	182,183	179,667
Indexation by CER	375,921	284,274
Indexation by CVS	37,740	44,667
Other	90,451	428,718

	1,154,825	1,883,236

FINANCIAL EXPENSE

Interest on checking accounts	20,359	17,454
Interest on savings deposits	3,639	4,282
Interest on time deposits	104,963	391,128
Interest on financing to the financial sector	1,111	286
Interest from other liabilities from financial transactions	21,845	90,522
Other interest	91,475	134,674
Indexation by CER	166,712	90,710
Other	48,256	982,237

	458,360	1,711,293

GROSS INTERMEDIATION MARGIN – GAIN	696,465	171,943

ALLOWANCES FOR LOAN LOSSES	52,002	77,506

SERVICE CHARGE INCOME

Related to lending transactions	72,276	58,308
Related to liability transactions	157,815	128,952
Other commissions	282,855	214,814
Other	71,967	55,704

	584,913	457,778

SERVICE CHARGE EXPENSE

Commissions	33,092	33,433
Other	21,653	16,161

	54,745	49,594

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004 AND 2003

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	2004	2003
MONETARY GAIN ON FINANCIAL INTERMEDIATION	—	2,620

ADMINISTRATIVE EXPENSES
Payroll expenses	351,694	322,759
Fees to Bank Directors and Statutory Auditors	291	385
Other professional fees	27,863	28,664
Advertising and publicity	27,266	19,306
Taxes	30,949	25,749
Other operating expenses	183,080	234,135
Other	62,765	50,123

	683,908	681,121

MONETARY LOSS ON OPERATING EXPENSES	—	(2,326)

NET GAIN / (LOSS) FROM FINANCIAL TRANSACTIONS	490,723	(178,206)

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(13,216)	4,816

OTHER INCOME
Income from long-term investments	20,119	2,844
Punitive interests	2,478	3,399
Loans recovered and reversals of allowances	314,885	915,156
Other	391,955	272,972

	729,437	1,194,371

OTHER EXPENSE
Punitive interests and charges paid to BCRA	108	1,129
Charge for uncollectibility of other receivables and other allowances	351,542	612,194
Amortization of difference arising from judicial resolutions	203,428	132,398
Other	633,033	404,688

	1,188,111	1,150,409

MONETARY LOSS ON OTHER OPERATIONS	—	(1,385)

NET GAIN / (LOSS) BEFORE INCOME TAX AND TAX ON MINIMUM PRESUME INCOME	18,833	(130,813)

INCOME TAX AND TAX ON MINIMUM PRESUME INCOME	103,505	213,668

NET LOSS FOR THE FISCAL YEAR	(84,672)	(344,481)

The accompanying notes 1 through 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004 AND 2003

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	2004	2003
CHANGES IN CASH

Cash and due from banks at beginning of fiscal year	1,639,154	1,050,636
Increase in cash and due from banks	27,463	588,518

Cash and due from banks at end of the fiscal year	1,666,617	1,639,154

REASON OF CHANGES IN CASH

Financial income collected	1,353,146	1,054,103
Service charge income collected	583,689	458,257
Less:
Financial expense paid	458,620	1,983,793
Services charge expense paid	54,745	49,623
Operating expenses paid	565,011	579,109

FUNDS PROVIDED BY / (USED IN) ORDINARY OPERATIONS	858,459	(1,100,165)

OTHER SOURCES OF FUNDS
Net increase in deposits (*)	1,047,191	1,414,160
Net increase in other liabilities (*)	—	166,090
Net decrease in government and private securities (**)	654,438	387,283
Net decrease in loans (**)	—	541,690
Net decrease in other receivables from financial transactions (**)	345,916	113,126
Cash capital contribution (*)	133,809	—
Other sources of funds (**)	476,348	533,751

TOTAL OF SOURCES OF FUNDS	2,657,702	3,156,100

USE OF FUNDS

Net increase in loans (**)	1,657,800	—
Net increase in other assets (**)	174,954	499,637
Net decrease in other liabilities from financial transactions (*)	701,124	580,490
Net decrease in other liabilities (*)	343,658	—
Other uses of funds (*)	611,162	379,581

TOTAL USES OF FUNDS	3,488,698	1,459,708

MONETARY LOSS GENERATED ON CASH AND DUE FROM BANKS	—	(7,709)

INCREASE IN FUNDS	27,463	588,518

(*) Variations originated in financing activities	(474,944)	620,179
(**) Variations originated in investment activities	(356,052)	1,076,213

The accompanying notes 1 through to 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF DECEMBER 31, 2004 AND 2003

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Resolution No. 4 of the Argentine Federation of Professional Councils in Economic Sciences (modified by Technical Resolution No. 19), BBVA Banco Francés S.A. (BF) has consolidated - line by line - its balance sheets as of December 31, 2004 and 2003, and the statements of income and cash flows for the periods then ended, as per the following detail:

–	As of December 31,2004:

a)	With the financial statements of Credilogros Cía. Financiera S.A., Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía Financiera S.A., for the fiscal year ended December 31, 2004.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary, and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, for the six-month period ended December 31, 2004.

–	As of December 31, 2003:

a)	With the financial statements of Banco Francés (Cayman) Ltd. and its subsidiary, Credilogros Cía. Financiera S.A., Francés Valores Sociedad de Bolsa S.A., PSA Finance Argentina Cía Financiera S.A. and Atuel Fideicomisos S.A., for the fiscal year ended December 31, 2003.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary, and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, for the six-month period ended December 31, 2003.

The results of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, have been adjusted for purposes of comparison of the periods of companies consolidating on the basis of a twelve-month period ended on December 31, 2004 and 2003.

Interests in subsidiaries as of December 31, 2004 and 2003 are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
		December 31,		December 31,
Companies		2004	2003	2004	2003	2004	2003
Banco Francés (Cayman) Ltd. (1)	Common	—	305,506,745	—	100.0000	—	100.0000
Francés Valores Soc. de Bolsa S.A.	Common	3,199	3,199	99.9700	99.9700	99.9700	99.9700
Atuel Fideicomisos S.A.	Common	13,099,869	99,999	99.9999	99.9999	99.9999	99.9999
Consolidar A.F.J.P. S.A.	Common	1,899,600	1,899,600	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. de Seguros de Vida S.A.	Common	197,875	197,875	65.9582	65.9582	65.9582	65.9582
Consolidar Cía. de Seguros de Retiro S.A.	Common	200,000	200,000	66.6667	66.6667	66.6667	66.6667
PSA Finance Argentina Cía Financiera S.A.	Common	9.000	9.000	50.0000	50.0000	50.0000	50.0000
Credilogros Cía. Financiera S.A.	Common	39,700,000	39,700,000	69.5271	69.5271	69.5271	69.5271

(1)	At March 18, 2004, the Bank sold its 100% interest in Banco Francés (Cayman) Limited (see Note 2.3 to the stand-alone financial statements)

Assets, liabilities, stockholders´ equity and subsidiaries´ net income balances in accordance with the criteria defined in Note 2 below, as of December 31, 2004 and 2003, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/gain- (loss)
	December 31,		December 31,		December 31,		December 31,
Companies	2004	2003	2004	2003	2004	2003	2004	2003
Banco Francés (Cayman) Ltd. and its subsidiary	—	2,788,652	—	1,351,165	—	1,437,487	—	189,149
Francés Valores Soc. de Bolsa S.A.	7,864	8,192	219	776	7,645	7,416	1,230	1,318
Atuel Fideicomisos S.A. and its subsidiary (1)	18,794	892	3,294	662	15,500	230	2,270	39
Consolidar A.F.J.P. S.A.	312,003	298,830	64,771	57,568	247,232	241,262	5,970	17,500
Consolidar Cía. de Seguros de Vida S.A. and its subsidiary	307,535	339,250	234,136	292,165	73,399	47,085	26,314	(6,525)
Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary	1,233,896	986,017	1,197,246	952,916	36,650	33,101	3,549	(14,566)
PSA Finance Argentina Cía Financiera S.A.	30,280	24,543	8,103	1,437	22,177	23,106	(929)	(3,605)
Credilogros Cía. Financiera S.A.	105,876	59,288	73,124	29,098	32,752	30,190	2,562	(12,113)

(1)	The financial statements are made and audited annually, on December 31 of each year. As of December 31, 2004, it includes the amount of its subsidiary Francés Administradora de Inversiones SAGFCI.

2. VALUATION METHODS

2.1	The financial statements of the subsidiaries have been prepared based on similar methods to those applied by BF for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 3 to the stand-alone financial statements of BF, except for:

–	Banco Francés (Cayman) Limited: as of December 31, 2003, the financial statements of this subsidiary do not require any adjustment for inflation since they are stated in US dollars. These statements were converted into Argentine pesos based on the method described in note 3.3.l) to the stand-alone financial statements of BF.

–	Consolidar AFJP S.A.: the intangible assets of this subsidiary were amortized in accordance with the standards of the A.F.J.P.’s Superintendence.

–	Consolidar A.F.J.P. S.A., Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A.: loans secured by the National Government - Decree 1387/01 held by these subsidiaries were valued in accordance with the regulations of the Superintendence of Pension Fund Administrators (A.F.J.P) and the National Superintendence of Insurance.

Up to the prior year-end, as long as the tax on minimum presume income exceeded income tax (TOMPI), the Subsidiaries recorded under Other Receivables - Tax Advance account, a credit for the TOMPI.

As of December 31, 2004 as Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A. maintained such item during this year, the 4,897 (loss) was adjusted for purposes of consolidation so as to apply an accounting criterion being uniform with that of BF. Credilogros Cía. Financiera S.A. and PSA Finance Argentina Cía. Financiera S.A., recorded an adjustment to earnings of prior years in this respect for an amount of 1,062 (loss) in their financial statements. On the financial statements as of December 31, 2003 presented for comparative purposes, the mentioned adjustment had an effect on the items “Other Receivables” for 5,959 (decrease) “Minority Interest in Subsidiaries” for 1,972 (decrease), “Income tax and tax on minimum presume income” of the Statement of Income for 868 (increase) and “Results of Minority Interest in Subsidiaries” for 296 (decrease).

2.2.	Consolidar Cía de Seguros de Retiro S.A.: the Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption includes 58,458 corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the Superintendence of Insurance, will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with current professional accounting standards, such amount should have been recorded as a loss for the year ended December 31, 2003.

3.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	2004	2003
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	113,999	111,246
Consolidar Cía. de Seguros de Vida S.A.	24,986	16,028
Consolidar Cía. de Seguros de Retiro S.A.	12,216	11,032
Credilogros Compañía Financiera S.A.	9,978	9,200
Francés Valores Sociedad de Bolsa S.A.	5	3
Atuel Fideicomisos S.A.	4	—
PSA Finance Argentina Cía Financiera S.A.	11,090	11,552

	172,278	159,061

4.	RESTRICTIONS ON ASSETS

a)	Francés Valores Sociedad de Bolsa S.A. (stock broking company) holds shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 5,400. These shares have been pledged in favor of “HSBC - La Buenos Aires Cía. Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stock broking companies with their obligations.

b)	See note 7 to the stand-alone financial statements of BBVA Banco Francés.

5.	BREAKDOWN OF MAIN ITEMS

Detailed below are the balances of those accounts that show significant variations in relation to the figures that arise from the financial statements of BF:

	2004	2003
GOVERNMENT SECURITIES

Holdings in investment accounts

Argentine Republic External Bills (VEY4D)	594,593	88,323
Federal Government Bonds (LIBOR 2012)	78,384	1,025,022
Treasury bills	58,169	64,379
Others	11,756	15,633

Total	742,902	1,193,357

	2004	2003
Holdings for trading or financial transactions

Treasury Bills	9,032	9,047
Middle Term Treasury Bonds (BONTE 2002)	5,165	7,399
Federal Government Bonds 2008 (BODEN 2008)	53,792	24,230
Federal Government Bonds LIBOR 2012	29,701	19,758
USA Treasury Notes	—	14,610
Federal Government Bonds LIBOR 2007	661	32,015
Federal Government Bonds LIBOR 2013	3,088	3,016
Consolidation Bonds (PRO 6)	1,670	—
Argentine Republic External Bills	8,057	4,663
Others	17,622	24,936

Total	128,788	139,674

Unlisted government securities

Secured Bonds due in 2018	451,121	979,507
Tax credit certificates due in 2003/2006	41,151	86,225
Others	630	1,110

Total	492,902	1,066,842

Instruments issued by the BCRA

BCRA Bills (LEBAC)	958,979	480,917
BCRA Notes (NOBAC)	40,584	—

Total	999,563	480,917

	2004	2003
PRIVATE SECURITIES

Investments in listed private securities

Acindar S.A. Corporate Bonds	8,581	2,440
Edesur S.A. Corporate Bonds	28,462	—
Petrobrás Energía S.A. Corporate Bonds	5,586	17,330
Telefónica de Argentina S.A. Corporate Bonds	40,344	—
Tarjeta Naranja	8,270	—
Telecom S.A.	4,139	—
Siderar S.A.	2,544	5,134
Bansud S.A.	2,191	529
Tenaris S.A. ADR	—	10,098
Telefónica S.A. ADR	2,673	—
Grupo Financiero Galicia S.A.	7,108	—
Galtrust 1 Financial Trust	2,654	3,281
FBA Renta Pesos	23,104	19,578
FBA Ahorro Pesos	—	11,619
Rembrandt Ahorro Pesos	—	13,464
Petrobras Energía S.A.	9,043	—
Roble Pesos Class 1	2,003	14,793
Optimun CDB Pesos- Class B	7,307	15,582
1784 Inversion Pesos Class A	3,224	—
FBA Calificado – Clase B	3,605	—
Others	18,374	70,757

Total	179,212	184,605

Allowances	(66,419)	(22,944)

Total	2,476,948	3,042,451

OTHER SUBSIDIARIES´ ASSETS

Premium receivables from insurance companies	16,431	13,208
Cía de Seguros- For complementary capital	13,337	—
Cía de Seguros- Temporary disability retirement	2,125	—
Others related to insurance business	449	449

Total	32,342	13,657

OTHER SUBSIDIARIES´ LIABILITIES

Insurance companies, claims in adjustment process	312,638	319,173
Fluctuation fund – Consolidar Cía de Seguros de Retiro S.A.	90,470	—
Insurance companies, mathematical reserve	1,235,383	888,290
Insurance companies, reinsurer´s reserve	(79,191)	(89,780)
Difference arising from secured loans accrued valuation	(58,458)	—
Benefit pending of integration – Resolution No. 29.796	(114,266)	—
Others related to insurance business	26,811	88,131

Total	1,413,387	1,205,814

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF DECEMBER 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	2004	2003
COMMERCIAL PORTFOLIO

Normal performance

Preferred collaterals and counter guaranty “A”	7,084,116	6,763,733
Other collaterals and counter guaranty “B”	23,919	17,886
Without senior security or counter guaranty	1,717,505	859,627

In potential risk

Other collaterals and counter guaranty “B”	8,465	12,623
Without senior security or counter guaranty	200,830	280,409

Nonperforming

Other collaterals and counter guaranty “B”	44	960
Without senior security or counter guaranty	41,167	386,620

With high risk of uncollectibility

Other collaterals and counter guaranty “B”	411	475
Without senior security or counter guaranty	23,796	362,547

Uncollectible

Preferred collaterals and counter guaranty “A”	—	38
Other collaterals and counter guaranty “B”	2,577	6,043
Without senior security or counter guaranty	21,577	4,671

Total	9,124,407	8,695,632

EXHIBIT 1

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES AND

GUARANTIES RECEIVED

AS OF DECEMBER 31, 2004 AND 2003

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	2004	2003
CONSUMER AND HOUSING PORTFOLIO

Normal performance

Preferred collaterals and counter guaranty “A”	5,254	4,671
Other collaterals and counter guaranty “B”	394,996	393,723
Without senior security or counter guaranty	692,920	489,669

Inadequate performance

Other collaterals and counter guaranty “B”	3,444	4,789
Without senior security or counter guaranty	4,403	4,202

Deficient performance

Other collaterals and counter guaranty “B”	3,880	3,058
Without senior security or counter guaranty	7,423	7,672

Unlikely to be collected

Other collaterals and counter guaranty “B”	1,377	1,320
Without senior security or counter guaranty	3,330	5,276

Uncollectible

Preferred collaterals and counter guaranty “A”	—	6
Other collaterals and counter guaranty “B”	7,839	22,632
Without senior security or counter guaranty	3,563	15,781

Uncollectible, classified as such under regulatory requirements

Other collaterals and counter guaranty “B”	51	102
Without senior security or counter guaranty	81	467

Total	1,128,561	953,368

General Total (1)	10,252,968	9,649,000

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INDEPENDENT AUDITORS’ REPORT

To the President and Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

Buenos Aires

1.	Identification of the financial statements audited

We have audited the accompanying balance sheets of BBVA BANCO FRANCÉS S.A. as of December 31, 2004 and 2003 and the related statements of income, changes in stockholders’ equity and cash flows for the fiscal years then ended, with notes 1 to 16 and supplemental exhibits “A” through “L” and “N” thereto (all expressed in thousands of pesos).

We have also audited the consolidated balance sheets of BBVA BANCO FRANCÉS S.A. and its subsidiaries (listed in note 1 to such consolidated balance sheets) as of December 31, 2004 and 2003 and the related consolidated statements of income and changes in cash flows for the fiscal years then ended, including notes 1 to 5 and exhibit 1, presented as supplementary information.

These financial statements are the responsibility of the Bank’s Board of Directors. Our responsibility is to issue an opinion on such financial statements, based on our audit performed in accordance with the scope described in caption 2.

2.	Scope of the audit work

We conducted our audits in accordance with auditing standards generally accepted in the Autonomous City of Buenos Aires, including the procedures established by the “Minimum Standards on External Audits issued by the Argentine Central Bank (BCRA)”. These standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the significant information included in the financial statements, taken as a whole, is prepared in conformity with professional accounting standards in effect in the Autonomous City of Buenos Aires and those established by the BCRA. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the reasonableness of significant estimates made by the Bank’s Board of Directors.

3.	Prior explanations to our report

a)	As explained in notes 1., 1.8. and 1.9. to the accompanying financial statements, the Bank’s Board of Directors indicates that in its opinion since year 2003 a favorable evolution was observed in several economic variables and the overall financial system in Argentina, and within the Bank in particular. Among the most significant subsequent events to the closing of the year ended December 31, 2004, the Bank’s Board of Directors highlights: 1) the restructuring of a substantial part of Argentina’s sovereign debt in default ever since late 2001, which will allow the National Government to have financial breathing space so that it may adequately honor payments of the debt recently restructured and continue to honor the payments already committed in the framework of the debt restructured during 2002 (primarily the Secured Loans issued by the National Government). As of the date of this report, the issuance and delivery of the bonds recently restructured by the National Government is pending; and 2) the resolution issued by the Superintendent of Financial and Exchange Institutions pursuant to which the Regularization and Reorganization Plan submitted by the Bank in due time is duly fulfilled.

Notwithstanding what has been already indicated about Government Securities and financial assistance to the Public Sector, the value of those holdings to be eventually recovered by the Bank will be dependent upon the evolution of the above described situation and of the financial decisions made by the Bank’s Board of Directors. The accompanying financial statements must be read in the light of those circumstances.

b)	As already indicated in notes 1.4 and 4.II.c) to the financial statements, as of December 31, 2004 and 2003, the Bank had recorded, as allowed by the standards issued in this respect by the BCRA, net assets for 739,289 thousands of pesos and 811,557 thousands of pesos, respectively, under the item Intangible Assets, account Organization and Development Expenses, to reflect differences arising from compliance with court orders resulting from the reimbursement of deposits within the financial system in accordance with the provisions under Law No. 25,561, Decree 214/02 and supplementary provisions. Although the Bank estimates that there are probabilities of compensation or recovery of the equity loss sustained as a result of such issues, to date the Bank is unable to anticipate their final resolution.

c)	Note 4 to the financial statements shows the differences between the accounting standards established by the BCRA used for the preparation of the financial statements indicated in caption 1 and the professional accounting standards in effect in the Autonomous City of Buenos Aires. In addition, other differences with respect to the professional accounting standards in effect in the Autonomous City of Buenos Aires are detailed in Note 2.2. to the consolidated financial statements.

d)	In our report dated March 10, and 18, 2004 on the financial statements of the Bank at December 31, 2003 presented for comparative purposes, to which we refer, we did not express an opinion due to the very significant effect on the financial statements of the uncertainties existing at that date related to:

i)	The recoverability of the book value of: a) government securities and credit assistance granted to the government sector; b) the asset recorded for the expected compensation for payments to depositors made under court orders; and c) the asset recorded in relation to the difference between adjustment indexes (CER-CVS);

ii)	the determination of the final amount of compensation generated by the devaluation and conversion into pesos established by Decrees 905/2002 and complementary regulations; and

iii)	consummation of the actions included in the Regularization and Reorganization Plan submitted to the BCRA, which would enabled the Bank, among other things, to increase its adjusted stockholders´ equity and to comply with the technical ratios since January 1, 2004.

The uncertainties mentioned in points (i) a), (i) c), (ii) and (iii) have already been resolved at the date of issuance of this report. Consequentially, our opinion on the financial statements as of December 31, 2003 differs from the opinion expressed in our report dated March 10 and 18, 2004, previously mentioned.

4.	Report

In our opinion, subject to the effects that might derive from the uncertainties described in point 3.b), the financial statements mentioned in caption 1 of this report present fairly, in all material respects, the financial position of BBVA BANCO FRANCÉS S.A., both individually and consolidated with its controlled companies as of December 31, 2004 and 2003, the results of its operations, the changes in stockholders’ equity and the changes in cash flows for the years then ended, in conformity with the BCRA’s regulations. Additionally, point 3.c) implies significant divergences from the professional accounting standards in effect in the Autonomous City of Buenos Aires.

As described in note 17 to the stand-alone financial statements, the effects of the differences between the accounting standards of the BCRA (which differ from the generally accepted accounting principles in Buenos Aires City – Argentina for the matters mentioned in Note 4 to the financial statements), and the accounting principles generally accepted in the countries in which the accompanying financial statements are to be used have not been quantified. Accordingly, they are not intended to present the financial position in accordance with accounting principles generally accepted in the countries of the users of the financial statements, other than Argentina. The translation into English of the financial statements described in caption 1 and of this Independent Auditors´ report has been made solely for the convenience of English-speaking readers.

Buenos Aires, March 4, 2005

DELOITTE & Co. S.R.L.

CARLOS B. SRULEVICH
Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms, and their respective subsidiaries and affiliates. As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other’s acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names “Deloitte,” “Deloitte & Touche,” “Deloitte Touche Tohmatsu,” or other related names. Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: March 14, 2005	By:	/s/ Marcelo G. Canestri
	Name:	Marcelo G.Canestri
	Title:	Chief Financial Officer